

Congoleum® CORP

2006 ANNUAL REPORT

Sales in the Duraproduct category showed double digit growth over 2005. Retail enthusiasm for this category continues to be a bright spot in an otherwise lackluster environment. With foreign competition having all but eliminated profit opportunities in domestically produced do-it-yourself tile, our strategy of creating and emphasizing the Duraproduct product line has been very effective.

Based in part on the successful approach taken with the Duraproduct segment, in 2006 we introduced the K-Tech for Kitchens™ sheet product line, a simplified offering with excellent design and performance features. This line brought in several million in sales last year. The compact, stand-alone display has been effective gaining a position with retailers unprepared to commit the floor space to our large full line display.

In addition to pursuing sales growth, we continue to be relentless in our efforts to reduce costs, as demonstrated by the $2 million decline in operating expenses from 2005 to 2006. We achieved this in spite of absorbing $1 million of cost increases for our employees' medical and pension benefits.

On top of the routine challenges of operating our business, we also continue to deal with the vagaries of our reorganization process. To call the experience frustrating would be a vast understatement, but the asbestos problem is a complex one, whether viewed at our company or on a national level. Given the difficulties in getting a consensus, we entered global mediation discussions last summer, and were relatively encouraged when they resulted in a plan which had the support of all creditors in the mediation.

The judge entertained legal arguments regarding that plan's confirmability in the fall of 2006. In early 2007 the judge ruled that the proposed plan contained certain legal deficiencies. While it was disappointing to learn this, it saved us the cost and delay of proceeding with a plan that would not ultimately be confirmed. The ruling also provided guidance on the plan terms that must be addressed to obtain confirmation. We have resumed the mediation process to negotiate a plan that responds appropriately. We have excellent mediators who should be able to help us develop a confirmable plan and potentially emerge from the process in late 2007. I can assure you I am personally committed to doing everything humanly possible to have Congoleum emerge as a healthy business with all this litigation behind it.

The business outlook for 2007 appears mixed at the moment. On a positive note, we are not expecting raw material shortages or any major production disruptions such as we experienced in 2006. In addition, we also introduced a major new product in March 2007 that should also contribute to our performance.

On the negative side, the weak demand experienced in the latter part of 2006 has continued into 2007, and it is unclear how long it will last. Given this uncertain outlook, we took steps in January 2007 to significantly reduce manufacturing costs and operating expenses. These actions, including an 11% workforce reduction, are expected to save approximately $8.7 million in costs in 2007 (after a $0.4 million severance charge). With this reduction in our breakeven point, we are better positioned to either weather the downturn if it continues or profit from a recovery in demand. We continue to explore further cost reduction strategies.

In light of all the difficulties we faced last year, I think the resolve and performance of our employees was exemplary, and I am proud to be a part of this team. I reiterate my special thanks to all those who contributed to our recovery from the Marcus Hook production line explosion.

Sincerely,



Roger S. Marcus
Chairman of the Board

dear shareholders

Even without the travails of our reorganization proceedings, which I will address later in this letter, we were faced with exceptional challenges last year.

We began 2006 with positive sales momentum from carryover of demand for manufactured housing products used for replacement housing after the 2005 hurricane season. On the negative side, the effects of the hurricanes meant we experienced higher prices for energy, freight, and raw materials, as well as shortages of resins used to produce our products. In addition to raising our costs, these shortages forced us to change sources to assure continuity of supply. That in turn required formula changes and plant trials to qualify the new resins without compromising our high product quality. As a result, our manufacturing efficiency suffered in the first half of the year while these changes were taking place.

By the summer, we had completed the supply transition, and sales, while not great, were at least running ahead of year earlier levels. Then, in August, we had an explosion on one of our two major sheet production lines at our Marcus Hook plant. Fortunately no one was injured and our fire suppression systems worked as designed to contain the damage. Nevertheless a large section of an oven was destroyed, leaving us without half our production capacity. Further complicating matters, the incident occurred right after our summer shutdown, when our inventories were lower than normal.

I cannot express my thanks enough to everyone that helped us manage the situation, continuing to service our customers and replacing the damaged line. The response of our employees, our insurance carrier Liberty Mutual, the oven manufacturer Bruckner, and Armstrong, who supplied us the material we couldn't make, was extraordinarily gratifying. While I believe we may have lost one or two million in sales during the weeks immediately following the incident, we were able to get our inventory to acceptable service levels relatively quickly and by January had the line back in full operation. Because the cost of the replacement equipment exceeded the depreciated book value of the line it replaced, we recognized a gain of $1.3 million on the incident for accounting purposes, so the net impact of the incident on our financial results for the year was minimal. It was, however, a huge distraction, and I reiterate my appreciation to everyone whose efforts helped minimize the impact on our customers.

Starting in September, we experienced a sharp decline in demand. After tracking slightly above year earlier levels through August, sales began showing double-digit declines for the balance of 2006, and ended the year down $18.1 million or 7.6% from 2005. A portion of this was due to the hurricane related business we experienced at the end of 2005, which we did not expect to recur in 2006. However, the weakness in both remodel and builder business was sudden and severe. The fact that other categories of flooring experienced a similar drop in demand was of little consolation. As usual, our distributors reduced their inventories in response to the slowdown, amplifying the impact.

Despite this $18 million drop in sales and the other difficulties I've described, our income from operations before reorganization-related charges was down only $1.4 million from 2005 and we were slightly profitable with net income of $679 thousand for 2006.

Our ability to still be profitable in spite of all that happened reflects the positive things that occurred in the business last year. After two years of cost increases outstripping our ability to raise prices, in 2006 we finally gained some ground. Price increases added $10 million to our revenues last year, and gross margins as a percent of sales improved over 2005 despite the lower volume.



2006 ANNUAL REPORT

financial highlights

Years ended December 31, *(dollars in thousands, except per share amounts)*	**2006**	**2005**[1]	**2004**[1]
Net sales	**$ 219,474**	$ 237,626	$ 229,493
Income (loss) from operations	**9,279**	(14,937)	8,724
Net income (loss)	**679**	(21,575)	2,948
Net income (loss) per share-basic	**0.08**	(2.61)	0.36

(1) Reported results include pre-tax charges of $25.3 million or $3.06 per share in 2005 and $5.0 million or $.61 per share in 2004. See Note 17 of the Notes to Financial Statements.

about the company

Congoleum Corporation is a leading manufacturer of resilient flooring, serving both residential and commercial markets. Its sheet, tile, and plank products are available in a wide variety of designs and colors, and are used in remodeling, manufactured housing, new construction, and commercial applications. The Congoleum brand name is recognized and trusted by consumers as standing for a company that has been supplying attractive and durable flooring products for over a century.


SEC MAIL
RECEIVED
PROCESSING
APR 16 2007
WASH, D.C.
185
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-13612

CONGOLEUM CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	02-0398678 (IRS Employer Identification No.)

3500 Quakerbridge Road
P.O. Box 3127
Mercerville, NJ 08619-0127
(Address of Principal Executive Offices and Zip Code)

(609) 584-3000
(Registrant's Telephone Number, Including Area Code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Common Stock, par value $0.01 per share	American Stock Exchange, Inc.

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES [ ] NO [X]

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES [ ] NO [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [X] NO [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES [ ] NO [X]

As of June 30, 2006, the aggregate market value of all shares of Class A Common Stock held by non-affiliates of the Registrant was approximately $7.4 million based on the closing price of $2.11 per share on the American Stock Exchange. For purposes of determining this amount, affiliates are defined as directors and executive officers of the Registrant, American Biltrite Inc. and Hillside Capital Incorporated. All of the shares of Class B Common Stock of the Registrant are held by affiliates of the Registrant. As of March 10, 2007, an aggregate of 3,663,390 shares of Class A Common Stock and an aggregate of 4,608,945 shares of Class B Common Stock of the Registrant were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Congoleum Corporation's Proxy Statement for the 2007 Annual Meeting of Stockholders to be held on May 8, 2007, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2006, are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

Factors That May Affect Future Results

Some of the information presented in or incorporated by reference in this report constitutes "forward-looking statements," within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks, uncertainties and assumptions. These statements can be identified by the use of the words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project" and other words of similar meaning. In particular, these include statements relating to intentions, beliefs or current expectations concerning, among other things, future performance, results of operations, the outcome of contingencies such as bankruptcy and other legal proceedings, and financial conditions. These statements do not relate strictly to historical or current facts. These forward-looking statements are based on the expectations of Congoleum Corporation (the "Company" or "Congoleum"), as of the date of this report, of future events, and the Company undertakes no obligation to update any of these forward-looking statements. Although the Company believes that these expectations are based on reasonable assumptions, within the bounds of its knowledge of its business and operations, there can be no assurance that actual results will not differ materially from its expectations. Readers are cautioned not to place undue reliance on any forward-looking statements. Any or all of these statements may turn out to be incorrect. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Any forward-looking statements made in this report speak only as of the date of such statement. It is not possible to predict or identify all factors that could potentially cause actual results to differ materially from expected and historical results. Factors that could cause or contribute to the Company's actual results differing from its expectations include those factors discussed elsewhere in this report, including in the section of this report entitled "Risk Factors" and in the Company's other filings with the Securities and Exchange Commission.

PART I

Item 1. BUSINESS

General

Congoleum was incorporated in Delaware in 1986, but traces its history in the flooring business back to Nairn Linoleum Co., which began in 1886.

Congoleum produces both sheet and tile floor covering products with a wide variety of product features, designs and colors. Sheet flooring, in its predominant construction, is produced by applying a vinyl gel to a flexible felt, printing a design on the gel, applying a wear layer, heating the gel layer sufficiently to cause it to expand into cushioned foam and, in some products, adding a urethane coating. The Company also produces through-chip-inlaid sheet products for both residential and commercial markets. These products are produced by applying an adhesive coat and solid vinyl colored chips to a felt backing and laminating the sheet under pressure with a heated drum. Tile flooring is manufactured by creating a base stock (consisting primarily of limestone and vinyl resin) which is less flexible than the backings for sheet flooring, and transferring or laminating to it preprinted colors and designs followed by a wear layer and, in some cases, a urethane coating. Commercial tile is manufactured by including colored vinyl chips in the pigmented base stock. For do-it-yourself tile, an adhesive is applied to the back of the tile. The differences between products within each of the two product lines consist primarily of content and thickness of wear layers and coatings, the use of chemical embossing to impart a texture, the complexity of designs and the number of colors. Congoleum also purchases sundries and accessory products for resale.

Congoleum's products serve both the residential and commercial hard-surface flooring markets, and are used in remodeling, manufactured housing, new construction and commercial applications. These products, together with a limited quantity of related products purchased for resale, are sold primarily to wholesale distributors and major retailers in the United States and Canada. Based upon the nature of the Company's operations, facilities and management structure, the Company considers its business to constitute a single segment for financial reporting purposes.

On December 31, 2003, Congoleum filed a voluntary petition with the United States Bankruptcy Court for the District of New Jersey (the "Bankruptcy Court") (Case No. 03-51524) seeking relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") as a means to resolve claims asserted against it related to the use of asbestos in its products decades ago. During 2003, Congoleum had obtained the requisite votes of asbestos personal injury claimants necessary to seek approval of a proposed, pre-packaged Chapter 11 plan of reorganization. In January 2004, the Company filed its proposed plan of reorganization and disclosure statement with the Bankruptcy Court. In November 2004, Congoleum filed a modified plan of reorganization and related documents with the Bankruptcy Court (the "Fourth Plan") reflecting the result of further negotiations with representatives of the Asbestos Claimants' Committee (the "ACC"), the Future Claimants' Representative (the "FCR") and other asbestos claimant representatives. The Bankruptcy Court approved the disclosure statement and plan voting procedures in December 2004 and Congoleum obtained the requisite votes of asbestos personal injury claimants necessary to seek approval of the Fourth Plan. In April 2005, Congoleum announced that it had reached an agreement in principle with representatives of the ACC and the FCR to make certain modifications to its proposed plan of reorganization and related documents governing the settlement and payment of asbestos-related claims against Congoleum. Under the agreed-upon modifications, asbestos claimants with claims settled under Congoleum's pre-petition settlement agreements would agree to forbear from exercising the security interest they were granted and share on a *pari passu* basis with all other present and future asbestos claimants in insurance proceeds and other assets of the trust to be formed upon confirmation of the plan under Section 524(g) of the Bankruptcy Code (the "Plan Trust") to pay asbestos claims against Congoleum. In July 2005, Congoleum filed an amended plan of reorganization (the "Sixth Plan") and related documents with the Bankruptcy Court which reflected the result of these negotiations, as well as other technical modifications. The Bankruptcy Court approved the disclosure statement and voting procedures and Congoleum commenced solicitation of acceptances of the Sixth Plan in August 2005. In September 2005,

Congoleum learned that certain asbestos claimants were unwilling to agree to forbear from exercising their security interest as contemplated by the Sixth Plan and the Sixth Plan was subsequently withdrawn. In November 2005, the Bankruptcy Court denied a request to extend Congoleum's exclusive right to file a plan of reorganization and solicit acceptances thereof. In March 2006, Congoleum filed a new amended plan of reorganization (the "Eighth Plan"). In addition, an insurance company, Continental Casualty Company, and its affiliate, Continental Insurance Company (collectively, "CNA"), filed a plan of reorganization and the Official Committee of Bondholders (the "Bondholders' Committee") (representing holders of the Company's 8 5/8% Senior Notes due August 1, 2008 (the "Senior Notes")) also filed a plan of reorganization. In May 2006, the Bankruptcy Court ordered all parties in interest in Congoleum's reorganization proceedings to participate in global mediation discussions. Several mediation sessions took place from June through September 2006. During the initial mediation negotiations, Congoleum reached an agreement in principle, subject to mutually agreeable definitive documentation, with the ACC, the FCR and the Company's controlling shareholder, American Biltrite, Inc. ("ABI"), on certain terms of an amended plan of reorganization (the "Ninth Plan"), which Congoleum filed and proposed jointly with the ACC in August 2006. CNA and the Bondholders' Committee jointly filed a new, competing plan in August 2006 and each withdrew its prior plan of reorganization. Following further mediated negotiations, Congoleum, the ACC, the FCR, ABI and the Bondholders' Committee reached agreement on terms of a new amended plan (the "Tenth Plan"), which Congoleum filed jointly with the ACC in September 2006. Following the Bondholders' Committee's withdrawal of support for CNA's plan, CNA filed an amended plan of reorganization (the "CNA Plan"). In October 2006, Congoleum and the ACC jointly filed a revised version of the Tenth Plan (the "Eleventh Plan") which reflected minor technical changes agreed to by the various parties supporting Congoleum's plan. In October 2006, the Bankruptcy Court held a hearing to consider the adequacy of the disclosure statements with respect to the Tenth Plan and the CNA Plan and to hear arguments on respective summary judgment motions that the Tenth Plan and the CNA Plan are not confirmable as a matter of law. The Bankruptcy Court provisionally approved the disclosure statements for both the Tenth Plan and the CNA Plan subject to the Bankruptcy Court's ruling on the respective summary judgment motions. In February 2007, the Bankruptcy Court issued two separate opinions ruling that the Tenth Plan and the CNA Plan are not confirmable as a matter of law. Because the Tenth Plan and Eleventh Plan are substantially identical, the Company believes the ruling issued with respect to the Tenth Plan also applies to the Eleventh Plan. In March 2007, Congoleum resumed global plan mediation discussions seeking to resolve the issues raised in the Bankruptcy Court's ruling with respect to the Tenth Plan. Congoleum has also appealed the ruling with respect to the Tenth Plan to the United States District Court for the District of New Jersey (the "District Court"). See Notes 1 and 17 of the Notes to Consolidated Financial Statements, which are contained in Item 8 of this Annual Report on Form 10-K.

The Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to these reports filed with or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge through its Web site (www.congoleum.com), as soon as reasonably practicable after being electronically filed with, or otherwise furnished to, the Securities and Exchange Commission. The text of the Company's code of ethics is posted on its Internet website at www.congoleum.com or may be obtained without charge by sending a written request to Mr. Howard N. Feist III of the Company at the Company's office at 3500 Quakerbridge Road, P.O. Box 3127, Mercerville, NJ 08619. Amendments to, or waivers of, the code of ethics, if any, that relate to the Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer or other persons performing such function, will also be posted on the Web site.

As a result of filing its bankruptcy case, the Company is required to file periodically with the Bankruptcy Court certain financial information on an unconsolidated basis for itself and two subsidiaries.. This information includes Statements of Financial Affairs, schedules and certain monthly operating reports (in forms prescribed by the Federal Rules of Bankruptcy Procedure). The debtors' informational filings with the Bankruptcy Court, including the Statements of Financial Affairs, schedules and monthly operating reports (collectively, the "Bankruptcy Reports"), are available to the public at the office of the Clerk of the Bankruptcy Court, Clarkson S. Fisher U.S. Courthouse, 402 East State Street, Trenton, NJ 08608. Certain of the Bankruptcy Reports may be viewed at www.njb.uscourts.gov (Case No. 03-51524).

The Company is furnishing the information set forth above for convenience of reference only. The Company cautions that the information contained in the Bankruptcy Reports is or will be unaudited and subject to change and not prepared in accordance with generally accepted accounting principles or for the purpose of providing the basis for an investment decision relating to any of the securities of the Company. In view of the inherent complexity of the matters that may be involved in the bankruptcy case, the Company does not undertake any obligation to make any further public announcement with respect to any Bankruptcy Reports that may be filed with the Bankruptcy Court or the matters referred to therein.

Raw Materials

The Company's business is dependent upon a continuous supply of raw materials from third party suppliers. The principal raw materials used by the Company in its manufacture of sheet and tile flooring are vinyl resins, plasticizers, latex, limestone, stabilizers, cellulose paper fibers, urethane and transfer print film. The Company purchases most of these raw materials from multiple sources. Although the Company has generally not had difficulty in obtaining its requirements for these materials, it has occasionally experienced significant price increases for some of these materials. Raw material prices in 2004 and 2005 increased significantly and supplies of certain materials, particularly vinyl resins, remained tight in the first half of 2006 due to several factors, including the effect of hurricanes in 2005. Although the Company has been able to obtain sufficient supplies of specialty resin and other raw materials, there can be no assurances that it may not experience difficulty in the future, particularly if global supply conditions deteriorate, which could have a material adverse effect on profit margins.

The Company believes that suitable alternative suppliers are generally available for substantially all of its raw material requirements, although quantities of certain materials available from alternative suppliers may be in limited supply and production trials may be required to qualify new materials for use. The Company does not have readily available alternative sources of supply for specific designs of transfer print film, which are produced utilizing print cylinders engraved to the Company's specifications. Although no loss of this source of supply is anticipated, replacement could take a considerable period of time and interrupt production of some of the Company's products. In an attempt to protect against this risk of loss of supply, the Company maintains a raw material inventory and continually seeks to develop new sources which will provide continuity of supply for its raw material requirements.

In addition, the Company could incur significant increases in the costs of its raw materials. Although the Company generally attempts to pass on increases in the costs of its raw materials to its customers, the Company's ability to do so is, to a large extent, dependent upon the rate and magnitude of any increase, competitive pressures and market conditions for its products. There have been in the past, and may be in the future, periods of time during which increases in these costs cannot be recovered.

Patents and Trademarks

The Company believes that the Congoleum brand name, as well as the other trademarks it holds, is important to maintaining its competitive position.

The Company also believes that patents and know-how play an important role in furthering and maintaining competitive position.

Distribution

The Company currently sells its products through approximately 13 distributors providing approximately 74 distribution points in the United States and Canada, as well as directly to a limited number of mass market retailers. Net sales to customers in the United States for the years ended December 31, 2006, 2005 and 2004 totaled $209.8 million, $228.8 million, and $221.3 million, respectively, with net sales to customers outside the United States for the years ended December 31, 2006, 2005, and 2004 totaling $9.6 million, $8.8 million, and $8.2 million, respectively.

The Company's sales pattern is seasonal, with peaks in retail sales typically occurring during March/April/May and September/October. See Note 21 of the Notes to Consolidated Financial Statements for a comparison of quarterly operating results for the years ended December 31, 2006 and 2005. Orders are generally shipped as soon as a truckload quantity has been accumulated, and backorders can be canceled without penalty. At December 31, 2006, the backlog of unshipped orders was $5.2 million, compared to $6.5 million at December 31, 2005.

The Company considers its distribution network very important to maintaining its competitive position. Although the Company has more than one distributor in some of its distribution territories and actively manages its credit exposure to its distributors, the loss of a major distributor could have a material adverse impact on the Company's sales, at least until a suitable replacement is in place. For the year ended December 31, 2006, two customers each accounted for over 10% of the Company's net sales. These customers were its manufactured housing market distributor, LaSalle-Bristol Corporation, and its retail market distributor, Mohawk Industries, Inc. Together, they accounted for approximately 67% of the Company's net sales in 2006.

Working Capital

The Company produces goods for inventory and sells on credit to customers. Generally, the Company's distributors carry inventory as needed to meet local or rapid delivery requirements. The Company's credit terms generally require payment on invoices within 31 days, with a discount available for earlier payment. These practices are typical within the industry.

Congoleum cannot presently determine the amount of fees, expenses, and trust contributions it may incur in connection with obtaining confirmation of a plan of reorganization. The Company anticipates that its debtor-in-possession financing facility (including anticipated extensions thereof) together with cash from operations, will provide it with sufficient liquidity to operate during 2007 while under Chapter 11 protection. There can be no assurances that the Company will continue to be in compliance with the required covenants under this facility or that the debtor-in-possession facility (as extended) will be renewed prior to its expiration if a plan of reorganization is not confirmed before that time. For a plan of reorganization to be confirmed, the Company will need to obtain and demonstrate the sufficiency of exit financing. The Company cannot presently determine the terms of such financing, nor can there be any assurances of its success obtaining it.

Product Warranties

The Company offers a limited warranty on all of its products against manufacturing defects. In addition, as a part of its efforts to differentiate mid- and high-end products through color, design and other attributes, the Company offers enhanced warranties with respect to wear, moisture discoloration and other performance characteristics, which generally increase with the price of such products.

Competition

The market for the Company's products is highly competitive. Resilient sheet and tile compete for both residential and commercial customers primarily with carpeting, hardwood, melamine laminate and ceramic tile. In residential applications, both tile and sheet products are used primarily in kitchens, bathrooms, laundry rooms and foyers and, to a lesser extent, in playrooms and basements. Ceramic tile is used primarily in kitchens, bathrooms and foyers. Carpeting is used primarily in bedrooms, family rooms and living rooms. Hardwood flooring and melamine laminate are used primarily in family rooms, foyers and kitchens. Commercial grade resilient flooring faces substantial competition from carpeting, ceramic tile, rubber tile, hardwood flooring and stone in commercial applications. The Company believes, based upon its market research, that purchase decisions are influenced primarily by fashion elements such as design, color and style, durability, ease of maintenance, price and ease of installation. Both tile and sheet resilient flooring are easy to replace for repair and redecoration and, in the Company's view, have advantages over other floor covering products in terms of both price and ease of installation and maintenance.

The Company encounters competition from three other manufacturers in North America and, to a lesser extent, foreign manufacturers. In the resilient category, Armstrong World Industries, Inc. has the largest market share. Some of the Company's competitors have substantially greater financial and other resources and access to capital than the Company.

Research and Development

The Company's research and development efforts concentrate on new product development, improving product durability and expanding technical expertise in the manufacturing process. Expenditures for research and development for the year ended December 31, 2006 were $4.2 million, compared to $4.3 million and $4.3 million for the years ended December 31, 2005 and 2004, respectively.

Environmental Regulation

Due to the nature of the Company's business and certain of the substances which are or have been used, produced or discharged by the Company, the Company's operations are subject to extensive federal, state and local laws and regulations relating to the generation, storage, disposal, handling, emission, transportation and discharge into the environment of hazardous substances. Pursuant to administrative consent orders signed in 1986 and in connection with a prior restructuring, the Company is in the process of implementing cleanup measures at its Trenton sheet facility under New Jersey's Environmental Clean-up Responsibility Act, as amended by the New Jersey Industrial Site Recovery Act. The Company does not anticipate that the additional costs of these measures will be significant. The Company also agreed to be financially responsible for any cleanup measures required at its Trenton tile facility when that facility was acquired in 1993. In 2006, the Company incurred capital expenditures of less than $50 thousand for environmental compliance and control facilities.

The Company has historically expended substantial amounts for compliance with existing environmental laws and regulations, including those matters described above. The Company will continue to be required to expend amounts in the future for costs related to prior activities at its facilities and third party sites and for ongoing costs to comply with existing environmental laws, and those amounts may be substantial. Because environmental requirements have grown increasingly strict, the outcome of these matters could result in significant expenses or judgments that could have a material adverse effect on the financial position of the Company. See Item 3 of this Annual Report on Form 10-K for certain additional information regarding environmental matters.

Employees

At December 31, 2006, the Company employed a total of 823 employees, compared to 833 employees at December 31, 2005.

The Company has entered into collective bargaining agreements with hourly employees at three of its plants and with the drivers of the trucks that provide interplant transportation. These agreements cover approximately 500 of the Company's employees. The Trenton tile plant has a five-year collective bargaining agreement with United Steelworkers of America - Local 547, which expires in May 2008. The Trenton sheet plant has a five-year collective bargaining agreement with United Steelworkers of America - Local 107L, which expires in January 2011. The Marcus Hook plant has a five-year collective bargaining agreement with the United Steelworkers of America – Local 12698-01, which expires in November 2008. The Marcus Hook plant also has a five-year collective bargaining agreement with the Teamsters Union – Local 312, which expires in January 2009. In 2006, hourly employees of the Finksburg plant voted to be represented by the United Steelworkers of America, and the Company is currently negotiating a collective bargaining agreement with this group of employees which is expected to be voted on in April 2007. In the past five years, there have been no strikes by employees of the Company and the Company believes that its employee relations are satisfactory. However, there can be no assurances that the Company will successfully negotiate an agreement with the hourly employees of the Finksburg plant.

Item 1A. RISK FACTORS

The Company has significant asbestos liability and funding exposure, and its most recent proposed amended plan of reorganization has been ruled unconfirmable as a matter of law.

As more fully set forth in Notes 1 and 17 of the Notes to Consolidated Financial Statements, which are included in this Annual Report on Form 10-K, the Company has significant liability and funding exposure for asbestos claims. The Company has entered into settlement agreements with various asbestos claimants totaling in excess of $491 million. The Bankruptcy Court issued a ruling in February 2007 stating that these claimants cannot receive more value as a result of their pre-petition settlements than is afforded to other, unsettled, asbestos claimants. The Company has resumed global plan mediation discussions to resolve this and certain other plan issues, and has also appealed the Bankruptcy Court ruling to the District Court.

There can be no assurance that the Company will be successful in its appeal or in negotiating a new plan of reorganization that resolves the issues raised in the Bankruptcy Court's ruling with respect to the Tenth Plan, that the Company will obtain approval to solicit acceptances of a new plan of reorganization, that the Company will receive the acceptances necessary for confirmation of a plan of reorganization, that any proposed plan will not be modified further, that a plan will receive necessary court approvals from the Bankruptcy Court and the District Court, or that such approvals will be received in a timely fashion, that a plan will be confirmed, that a plan, if confirmed, will become effective, or that there will be sufficient funds to pay for continued litigation over any plan of reorganization. It also is unclear whether any other person will attempt to propose a plan or what any such plan would provide or propose, and whether the Bankruptcy Court would approve such a plan.

The terms of any new plan of reorganization are likely to be materially different from the Tenth and Eleventh Plans, and could be amended or modified as a result of further negotiations with various parties. The Company expects that it will take until some time late in the third quarter of 2007 at the earliest to obtain confirmation of any plan of reorganization.

Under the terms of the Eleventh Plan, on the effective date of the Eleventh Plan (the "Effective Date"), the Plan Trust would have provided a loan to Congoleum, which loan was intended, when combined with cash on hand and available drawings under the revolving credit facility, to provide Congoleum with $18 million of total liquidity, on a pro forma basis as of December 31, 2006 (the "Plan Trust Note"). The total liquidity required by Congoleum, and thus the amount of the Plan Trust Note, would have been as mutually agreed among the ACC, the FCR, the representatives of holders of pre-petition secured asbestos claims (the "Claimants' Representative") and Congoleum. The proceeds of the Plan Trust Note would only have been used for working capital and general corporate purposes. The Plan Trust Note would have been due and payable on December 31, 2011, would have borne interest at 10% per annum payable semi-annually until the maturity date, and would have contained such covenants, warranties, and representations as agreed among Congoleum, the ACC, the FCR and the Claimants' Representative. The principal amount of the Plan Trust Note, which would have been subject to review and approval by the FCR and the ACC, could not have exceeded $14 million unless both the FCR and ACC agreed. There can be no assurance that a new amended plan will provide Congoleum a similar liquidity source, or that Congoleum will be able to obtain such liquidity from an alternative source.

Some additional factors that could cause actual results to differ from the Company's goals for resolving its asbestos liability through an amended plan of reorganization include: (i) the future cost and timing of estimated asbestos liabilities and payments, (ii) the availability of insurance coverage and reimbursement from insurance companies that underwrote the applicable insurance policies for the Company for asbestos-related claims, (iii) the costs relating to the execution and implementation of any plan of reorganization pursued by the Company, (iv) timely agreement with other creditors, or classes of creditors, that exist or may emerge, (v) satisfaction of the conditions and obligations under the Company's outstanding debt instruments, (vi) the response from time to time of the lenders, customers, suppliers and other constituencies of the Company and ABI to the ongoing process arising from the Company's strategy to settle its asbestos liability, (vii) the Company's ability to maintain debtor-in-possession financing sufficient to provide it with funding that may be needed during the pendency of its Chapter 11 case and to obtain exit financing sufficient to provide it with funding that may be needed for its operations after emerging from the bankruptcy process, in each case, on reasonable terms, (viii) timely creditor and court approval (including the results of any relevant appeals) of any reorganization plan pursued by the Company and the court overruling any objections to the Company's reorganization plan that may be filed, (ix) costs of, developments in and the outcome of insurance coverage litigation pending in New Jersey state court involving Congoleum and certain insurers, (x) compliance with the Bankruptcy Code, including Section 524(g), and (xi) the possible adoption of another party's plan of reorganization which may prove to be unfeasible. In any event, if the Company is not successful in obtaining sufficient creditor and court approval of its amended plan of reorganization, such failure would have a material adverse effect upon its business, results of operations and financial condition.

In addition, federal legislation has been proposed that, if adopted, would establish a national trust to provide compensation to victims of asbestos-related injuries and channel all current and future asbestos-related personal injury claims to that trust. Due to the uncertainties involved with the pending legislation, the Company does not know what effects any such legislation, if adopted, may have upon its business, results of operations or financial condition, or upon any plan of reorganization it may decide to pursue. To date, the Company has expended significant amounts to resolve its asbestos liability relating to its proposed amended plan of reorganization. To the extent any federal legislation is enacted, which does not credit the Company for amounts paid by the Company pursuant to a plan of reorganization or requires the Company to pay significant amounts to any national trust or otherwise, such legislation could have a material adverse effect on the Company's business, results of operations and financial condition. As a result of the Company's significant liability and funding exposure for asbestos claims, there can be no assurance that if it were to incur any unforecasted or unexpected liability or disruption to its business or operations it would be able to withstand that liability or disruption and continue as an operating company.

For further information regarding the Company's asbestos liability, insurance coverage and strategy to resolve its asbestos liability, please See Notes 1 and 17 of Notes to the Consolidated Financial Statements, which are included in this Annual Report on Form 10-K.

The Company may incur substantial liability for environmental, product and general liability claims in addition to asbestos-related claims, and its insurance coverage and its likely recoverable insurance proceeds may be substantially less than the liability incurred by the Company for these claims.

Environmental Liabilities. Due to the nature of the Company's business and certain of the substances which are or have been used, produced or discharged by the Company, the Company's operations are subject to extensive federal, state and local laws and regulations relating to the generation, storage, disposal, handling, emission, transportation and discharge into the environment of hazardous substances. The Company has historically expended substantial amounts for compliance with existing environmental laws or regulations, including environmental remediation costs at both third-party sites and Company-owned sites. The Company will continue to be required to expend amounts in the future for costs related to prior activities at its facilities and third party sites, and for ongoing costs to comply with existing environmental laws and such amounts may be substantial. There is no certainty that these amounts will not have a material adverse effect on its business, results of operations and financial condition because, as a result of environmental requirements becoming increasingly strict, the Company is unable to determine the ultimate cost of compliance with environmental laws and enforcement policies. Moreover, in addition to potentially having to pay substantial amounts for compliance, future environmental laws or regulations may require or cause the Company to modify or curtail its operations, which could have a material adverse effect on the Company's business, results of operations and financial condition.

Product and General Liabilities. In the ordinary course of its business, the Company becomes involved in lawsuits, administrative proceedings, product liability claims (in addition to asbestos-related claims) and other matters. In some of these proceedings, plaintiffs may seek to recover large and sometimes unspecified amounts and the matters may remain unresolved for several years. These matters could have a material adverse effect on the Company's business, results of operations and financial condition if the Company is unable to successfully defend against or settle these matters, its insurance coverage is insufficient to satisfy unfavorable judgments or settlements relating to these matters, or the Company is unable to collect insurance proceeds relating to these matters.

The Company is dependent upon a continuous supply of raw materials from third party suppliers and would be harmed if there were a significant, prolonged disruption in supply or increase in its raw material costs.

The Company's business is dependent upon a continuous supply of raw materials from third party suppliers. The principal raw materials used by the Company in its manufacture of sheet and tile flooring are vinyl resins, plasticizers, latex, limestone, stabilizers, cellulose paper fibers, urethane and transfer print film. The Company purchases most of these raw materials from multiple sources. Although the Company has historically been able to obtain its requirements for these materials, it has occasionally experienced significant price increases for some of these materials, and has periodically needed to find new sources for cost, quality or sufficiency of supply. Raw material prices in 2004 and 2005 increased significantly, and supplies of certain materials, particularly vinyl resins, remained tight in the first half of 2006 due to several factors, including the effect of hurricanes in 2005. Although the Company has been able to obtain sufficient supplies of specialty resins and other raw materials, there can be no assurances that it may not experience difficulty in the future, particularly if global supply conditions deteriorate, which could have a material adverse effect on profit margins.

The Company believes that suitable alternative suppliers are generally available for substantially all of its raw material requirements, although quantities of certain materials available from alternative suppliers may be in limited supply and production trials may be required to qualify new materials for use. The Company does not have readily available alternative sources of supply for specific designs of transfer print film, which are produced utilizing print cylinders engraved to the Company's specifications. Although no loss of this source of supply is anticipated, replacement could take a considerable period of time and interrupt production of some of the Company's products. In an attempt to protect against this risk of loss of supply, the Company maintains a raw material inventory and continually seeks to develop new sources which will provide continuity of supply for its raw material requirements. However, there is no certainty that the Company's maintenance of its raw material inventory or its ongoing efforts to develop new sources of supply would be successful in avoiding a material adverse effect on its business, results of operations and financial condition if it were to realize an extended interruption in the supply of its raw materials.

In addition, the Company could incur significant increases in the costs of its raw materials. Although the Company generally attempts to pass on increases in the costs of its raw materials to its customers, the Company's ability to do so is, to a large extent, dependent upon the rate and magnitude of any increase, competitive pressures and market conditions for its products. There have been in the past, and may be in the future, periods of time during which increases in these costs cannot be recovered. During those periods of time, there could be a material adverse effect on the Company's business, results of operations and financial condition.

The Company operates in a highly competitive flooring industry and some of its competitors have greater resources and broader distribution channels than the Company.

The market for the Company's products is highly competitive. The Company encounters competition from three other manufacturers in North America and, to a lesser extent, foreign manufacturers. Some of the Company's competitors have greater financial and other resources and access to capital than the Company. Furthermore, one of the Company's major competitors has successfully confirmed a plan of reorganization under Chapter 11 of the Bankruptcy Code. Having shed much of its pre-filing asbestos and other liabilities, that competitor may have a competitive cost advantage over the Company. In addition, in order to maintain its competitive position, the Company may need to make substantial investments in its business, including its product development, manufacturing facilities, distribution network and sales and marketing activities. Competitive pressures may also result in decreased demand for the Company's products and in the loss of the Company's market share for its products. Moreover, due to the competitive nature of the Company's industry, the Company may be commercially restricted from raising or even maintaining the sales prices of its products, which could result in the Company incurring significant operating losses if its expenses were to increase or otherwise represent an increased percentage of the Company's sales.

The Company's business is subject to general economic conditions and conditions specific to the remodeling and housing industries.

The Company is subject to the effects of general economic conditions. A sustained general economic slowdown could have serious negative consequences for the Company's business, results of operations and financial condition. Moreover, the Company's business is cyclical and is affected by the economic factors that affect the remodeling and housing industries in general and the manufactured housing industry specifically, including the availability of credit, consumer confidence, changes in interest rates, market demand and general economic conditions. The Company has experienced a significant decline in sales as a result of weakness in the housing market. The Company may experience further sales declines resulting from this weakness, which may be compounded by contraction in the subprime lending industry.

The Company could realize shipment delays, depletion of inventory and increased production costs resulting from unexpected disruptions of operations at any of the Company's facilities.

The Company's business depends upon its ability to timely manufacture and deliver products that meet the needs of its customers and the end users of the Company's products. If the Company were to realize an unexpected, significant and prolonged disruption of its operations at any of its facilities, including disruptions in its manufacturing operations, it could result in shipment delays of its products, depletion of its inventory as a result of reduced production and increased production costs as a result of taking actions in an attempt to cure the disruption or carry on its business while the disruption remains. Any resulting delay, depletion or increased production cost could result in increased costs, lower revenues and damaged customer and product end user relations, which could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company offers limited warranties on its products which could result in the Company incurring significant costs as a result of warranty claims.

The Company offers a limited warranty on all of its products against manufacturing defects. In addition, as a part of its efforts to differentiate mid- and high-end products through color, design and other attributes, the Company offers enhanced warranties with respect to wear, moisture discoloration and other performance characteristics, which generally increase with the price of such products. If the Company were to incur a significant number of warranty claims, the resulting warranty costs could be substantial.

The Company is heavily dependent upon its distributors to sell the Company's products and the loss of a major distributor of the Company could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company currently sells its products through approximately 13 distributors providing approximately 74 distribution points in the United States and Canada, as well as directly to a limited number of mass market retailers. The Company considers its distribution network very important to maintaining its competitive position. Although the Company has more than one distributor in some of its distribution territories and actively manages its credit exposure to its distributors, the loss of a major distributor could have a materially adverse impact on the Company's business, results of operations and financial condition. The Company derives a significant percentage of its sales from two of its distributors, LaSalle-Bristol Corporation and Mohawk Industries, Inc. LaSalle-Bristol Corporation serves as the Company's manufactured housing market distributor, and Mohawk Industries, Inc. serves as its retail market distributor. These two distributors accounted for 67% of the Company's net sales for the years ended December 31, 2006 and December 31, 2005.

The American Stock Exchange has notified Congoleum that it does not meet the minimum income and stockholders' equity requirements for continued listing of its Class A Common Stock.

In April 2006, Congoleum received a letter from the American Stock Exchange (the "Amex") indicating that Congoleum is not in compliance with Section 1003(a)(i) of the Amex Company Guide, with stockholders' equity of less than $2,000,000 and losses from continuing operations and/or net losses in two of its three most recent fiscal years; and Section 1003(a)(ii) of the Amex Company Guide, with stockholders' equity of less than $4,000,000 and losses from continuing operations and/or net losses in three of its four most recent fiscal years. The letter also stated that the Company must submit a plan by May 2006 advising the Amex of actions it has taken or will take to achieve compliance with the continued listing standards within eighteen months of receipt of the letter, and that this plan must be approved by the Amex, for Congoleum to maintain its listing. Congoleum submitted such a plan which was accepted by the Amex, who will continue to monitor Congoleum's progress toward compliance. There can be no assurance that Congoleum will be able to achieve such compliance, or that the Amex will remain satisfied with Congoleum's progress toward compliance. If Congoleum's Class A common stock is delisted on the Amex, it may have an adverse impact on the price and liquidity of the Company's Class A common stock.

Stockholder votes are controlled by ABI; Congoleum's interests may not be the same as ABI's interests.

ABI owns a majority (approximately 55% as of December 31, 2006) of the outstanding shares of the Company's common stock, representing a 69.4% voting interest. As a result, ABI can elect all of the Company's directors and can control the vote on all matters, including determinations such as: approval of mergers or other business combinations, sales of all or substantially all of the Company's assets, any matters submitted to a vote of the Company's stockholders, issuance of any additional common stock or other equity securities, incurrence of debt other than in the ordinary course of business, the selection and tenure of the Company's Chief Executive Officer, payment of dividends with respect to common stock or other equity securities, and other matters that might be favorable to ABI. ABI's ability to prevent an unsolicited bid for Congoleum or any other change in control could have an adverse effect on the market price for the Company's common stock. In addition, certain officers of Congoleum are officers of ABI and members of the family group that owns a controlling interest in ABI.

Possible future sales of shares by ABI could adversely affect the market for Congoleum's stock.

ABI may sell shares of the Company's common stock in compliance with the federal securities laws. By virtue of ABI's current control of Congoleum, ABI could sell large amounts of shares of the Company's common stock by causing the Company to file a registration statement that would allow them to sell shares more easily. In addition, ABI could sell shares of the Company's common stock without registration. Although the Company can make no prediction as to the effect, if any, that such sales would have on the market price of the Company's common stock, sales of substantial amounts of the Company's common stock, or the perception that such sales could occur, could adversely affect the market price of the Company's common stock. If ABI sells or transfers shares of the Company's common stock as a block, another person or entity could become the Company's controlling stockholder.

Item 1B. UNRESOLVED STAFF COMMENTS.

Not applicable.

Item 2. PROPERTIES

The Company owns four manufacturing facilities located in Maryland, Pennsylvania and New Jersey and leases corporate and marketing offices in Mercerville, New Jersey, which are described below:

Location	Owned/Leased	Usage	Square Feet
Finksburg, MD	Owned	Felt	107,000
Marcus Hook, PA	Owned	Sheet Flooring	1,000,000
Trenton, NJ	Owned	Sheet Flooring	1,050,000
Trenton, NJ	Owned	Tile Flooring	282,000
Mercerville, NJ	Leased	Corporate Offices	55,902

The Finksburg facility consists primarily of a 16-foot wide flooring felt production line.

The Marcus Hook facility is capable of manufacturing rotogravure printed sheet flooring in widths of up to 16 feet. Major production lines at this facility include a 12-foot wide oven, two 16-foot wide ovens, a 12-foot wide printing press and a 16-foot wide printing press.

The Trenton sheet facility is capable of manufacturing rotogravure printed and through-chip inlaid sheet products in widths up to 6 feet. Major production lines, all six-foot wide, include an oven, a rotary laminating line and a press. The examination, packing and warehousing of all sheet products (except products for the manufactured housing market) occur at the Trenton plant distribution center.

The Trenton tile facility consists of three major production lines, which are a four-foot wide commercial tile line, a two-foot wide residential tile line and a one-foot wide residential tile line.

Productive capacity and extent of utilization of the Company's facilities are dependent on a number of factors, including the size, construction, and quantity of product being manufactured, some of which also dictate which production line(s) must be utilized to make a given product. The Company's major production lines were operated an average of 71% of the hours available on a five-day, three-shift basis in 2006 with the corresponding figure for individual production lines ranging from 40% to 106%.

Although many of the Company's manufacturing facilities have been substantially depreciated for financial reporting purposes, the Company has generally maintained and improved the productive capacity of these facilities over time through a program of regular capital expenditures. The Company considers its manufacturing facilities to be adequate for its present and anticipated near-term production needs.

Item 3. LEGAL PROCEEDINGS

Bankruptcy Proceedings and Asbestos-Related Liabilities: On December 31, 2003, Congoleum filed a voluntary petition with the Bankruptcy Court seeking relief under Chapter 11 of the Bankruptcy Code as a means to resolve claims asserted against it related to the use of asbestos in its products decades ago. During 2003, Congoleum had obtained the requisite votes of asbestos personal injury claimants necessary to seek approval of a proposed, pre-packaged Chapter 11 plan of reorganization. In January 2004, the Company filed its proposed plan of reorganization and disclosure statement with the Bankruptcy Court. In November 2004, Congoleum filed the Fourth Plan reflecting the result of further negotiations with representatives of the ACC, the FCR and other asbestos claimant representatives. The Bankruptcy Court approved the disclosure statement and plan voting procedures in December 2004 and Congoleum obtained the requisite votes of asbestos personal injury claimants necessary to seek approval of the Fourth Plan. In April 2005, Congoleum announced that it had reached an agreement in principle with representatives of the ACC and the FCR to make certain modifications to its proposed plan of reorganization and related documents governing the settlement and payment of asbestos-related claims against Congoleum. Under the agreed-upon modifications, asbestos claimants with claims settled under Congoleum's pre-petition settlement agreements would agree to forbear from exercising the security interest they were granted and share on a pari passu basis with all other present and future asbestos claimants in insurance proceeds and other assets of the Plan Trust to be formed upon confirmation of the plan under Section 524(g) of the Bankruptcy Code to pay asbestos claims against Congoleum. In July 2005, Congoleum filed the Sixth Plan and related documents with the Bankruptcy Court which reflected the result of these negotiations, as well as other technical modifications. The Bankruptcy Court approved the disclosure statement and voting procedures and Congoleum commenced solicitation of acceptances of the Sixth Plan in August 2005. In September 2005 Congoleum learned that certain asbestos claimants were unwilling to agree to forbear from exercising their security interest as contemplated by the Sixth Plan and the Sixth Plan was subsequently withdrawn. In November 2005, the Bankruptcy Court denied a request to extend Congoleum's exclusive right to file a plan of reorganization and solicit acceptances thereof. In March 2006, Congoleum filed the Eighth Plan. In addition, an insurance company, CNA, filed a plan of reorganization and the Bondholders' Committee also filed a plan of reorganization. In May 2006, the Bankruptcy Court ordered all parties in interest in Congoleum's reorganization proceedings to participate in global mediation discussions. Several mediation sessions took place from June through September 2006. During the initial mediation negotiations, Congoleum reached an agreement in principle, subject to mutually agreeable definitive documentation, with the ACC, the FCR and the Company's controlling shareholder, ABI, on certain terms of the Ninth Plan, which Congoleum filed and proposed jointly with the ACC in August 2006. CNA and the Bondholders' Committee jointly filed a new, competing plan in August 2006 and each withdrew its prior plan of reorganization. Following further mediated negotiations, Congoleum, the ACC, the FCR, ABI and the Bondholders' Committee reached agreement on terms of the Tenth Plan, which Congoleum filed jointly with the ACC in September 2006. Following the Bondholders' Committee's withdrawal of support for CNA's plan, CNA filed the CNA Plan. In October 2006, Congoleum and the ACC jointly filed a revised version of the Tenth Plan, the Eleventh Plan, which reflected minor technical changes agreed to by the various parties supporting Congoleum's plan. In October 2006, the Bankruptcy Court held a hearing to consider the adequacy of the disclosure statements with respect to the Tenth Plan and the CNA Plan and to hear arguments on respective summary judgment motions that the Tenth Plan and the CNA Plan are not confirmable as a matter of law. The Bankruptcy Court provisionally approved the disclosure statements for both the Tenth Plan and the CNA Plan subject to the Bankruptcy Court's ruling on the respective summary judgment motions. In February 2007, the Bankruptcy Court issued two separate opinions ruling that the Tenth Plan and the CNA Plan are not confirmable as a matter of law. Because the Tenth Plan and Eleventh Plan are substantially identical, the Company believes the ruling issued with respect to the Tenth Plan also applies to the Eleventh Plan. In March 2007, Congoleum resumed global plan mediation discussions seeking to resolve the issues raised in the Bankruptcy Court's ruling with respect to the Tenth Plan. Congoleum has also appealed the ruling with respect to the Tenth Plan to the District Court.

There can be no assurance that the Company will be successful in its appeal or in negotiating a new plan of reorganization that resolves the issues raised in the Bankruptcy Court's ruling with respect to the Tenth Plan, that the Company will obtain approval to solicit acceptances of a new plan of reorganization, that the Company will receive the acceptances necessary for confirmation of a plan of reorganization, that any plan proposed will not be modified further, that a plan will receive necessary court approvals from the Bankruptcy Court and the District Court, or that such approvals will be received in a timely fashion, that a plan will be confirmed, that a plan, if confirmed, will become effective, or that there will be sufficient funds to pay for continued litigation over any plan of reorganization. It also is unclear whether any other person will attempt to propose a plan or what any such plan would provide or propose, and whether the Bankruptcy Court would approve such a plan.

Congoleum is presently involved in litigation with certain insurance carriers related to disputed insurance coverage for asbestos related liabilities, and certain insurance carriers filed various objections to Congoleum's previously proposed plans of reorganization and related matters and are expected to file objections to any future plan. Certain other parties have also filed various objections to Congoleum's previously proposed plans of reorganization and may file objections to any future plan.

In March 2004, the Bankruptcy Court approved the retention of Gilbert, Heintz & Randolph LLP ("GHR") as special insurance counsel to the Company. An insurance company appealed the retention order. In October 2005, the Court of Appeals for the Third Circuit issued an opinion disqualifying GHR from serving as counsel to Congoleum.

In February 2006, the Bankruptcy Court ordered GHR to disgorge all fees and certain expenses it was paid by Congoleum. The amount of the disgorgement is approximately $9.6 million. In October 2006, Congoleum and GHR entered into a settlement agreement (the "GHR Settlement") under which GHR would pay Congoleum approximately $9.2 million in full satisfaction of the disgorgement order. The payment would be secured by assets of GHR and would be made over time according to a formula based on GHR's earnings. Congoleum has filed a motion seeking Bankruptcy Court approval of the GHR Settlement which is pending. Treatment of funds received pursuant to the GHR Settlement under a future amended plan of reorganization may differ from the treatment accorded by any prior plans.

In anticipation of Congoleum's commencement of the Chapter 11 cases, Congoleum entered into a settlement agreement with various asbestos personal injury claimants (the "Claimant Agreement"), which provides for an aggregate settlement value of at least $466 million as well as an additional number of individually negotiated trial listed settlements with an aggregate value of approximately $25 million, for total settlements in excess of $491 million. As contemplated by the Claimant Agreement, Congoleum also entered into agreements establishing a pre-petition trust (the "Collateral Trust") to distribute funds in accordance with the terms of the Claimant Agreement and granting the Collateral Trust a security interest in Congoleum's rights under its applicable insurance coverage and payments from Congoleum's insurers for asbestos claims. In December 2005, Congoleum commenced an omnibus avoidance action and a sealed avoidance action (collectively, the "Avoidance Actions") seeking to void the security interest granted to the Collateral Trust and such settlements. In March 2006, Congoleum filed a motion for summary judgment in the Avoidance Actions seeking to avoid the Claimant Agreement settlements and liens under various bankruptcy theories, which motion was denied in June 2006 and the Avoidance Actions remain pending.

During 2005 and 2006, Congoleum entered into a number of settlement agreements with excess insurance carriers over coverage for asbestos-related claims. In May 2005, certain AIG companies agreed to pay approximately $103 million over ten years to the Plan Trust. This settlement resolves coverage obligations of policies with a total of $114 million in liability limits for asbestos bodily injury claims. Payment is subject to various conditions, including without limitation, the effectiveness of a plan of reorganization that provides AIG with certain specified relief including a channeling injunction pursuant to Section 524(g) of the Bankruptcy Code. An insurer appealed the approval order granted by the Bankruptcy Court to the U.S. District Court. The District Court, however, entered an order in September 2006 that administratively terminated the appeal. The AIG settlement provides that any party may declare that the settlement agreement is null and void if the Confirmation Order fails to become a final order by May 10, 2007, and AIG may terminate the settlement agreement pursuant to this provision. In June 2005, the Company entered into a settlement agreement with certain underwriters at Lloyd's, London, pursuant to which the certain underwriters paid approximately $20 million into an escrow account in exchange for a release of insurance coverage obligations. The escrow agent will transfer the funds to the Plan Trust once a plan of reorganization with the Section 524(g) protection specified in the settlement agreement goes effective and the Bankruptcy Court approves the transfer of the funds. The settlement provided that any party may declare that the settlement is null and void if the confirmation order fails to become a final order by June 22, 2007. In August 2005, the Company entered into a settlement agreement with Federal Insurance

Company pursuant to which Federal will pay $4 million to the Plan Trust, subject to certain adjustments, once a plan of reorganization with the Section 524(g) protection specified in the settlement agreement goes effective and the Bankruptcy Court approves the transfer of the funds. The FCR appealed the approval order granted by the Bankruptcy Court to the District Court. The FCR, Federal and the Company have reached an agreement to resolve the appeal pursuant to which the Federal settlement agreement will be amended to fix the settlement amount payable by Federal at $2.1 million and to delete from the settlement agreement the adjustment mechanism, which operated under certain circumstances to reduce the settlement amount, and the Bankruptcy Court has approved this treatment. In October 2005, Congoleum entered into a settlement agreement with Mt. McKinley Insurance Company and Everest Reinsurance Company pursuant to which Mt. McKinley and Everest paid $21.5 million into an escrow account. The escrow agent will transfer the funds to the Plan Trust once a plan of reorganization with the Section 524(g) protection specified in the settlement agreement goes effective and the Bankruptcy Court approves the transfer of the funds. An insurer and the FCR have appealed the approval order granted by the Bankruptcy Court to the District Court but the appeal has been administratively terminated by agreement. In March 2006, Congoleum entered into a settlement agreement with Harper Insurance Limited. Under the terms of this settlement, Harper will pay approximately $1.4 million to Congoleum or the Plan Trust once certain conditions are satisfied, including the effectiveness of a plan of reorganization containing the Section 524(g) protection specified in the settlement agreement. The Bankruptcy Court approved this settlement in April 2006. In April 2006, Congoleum entered into a settlement agreement with Travelers Casualty and Surety Company and St. Paul Fire and Marine Insurance Company (collectively, "Travelers"). Under the terms of this settlement, Travelers will pay $25 million in two installments over thirteen months to the Plan Trust once a plan of reorganization with the Section 524(g) protection specified in the settlement agreement goes effective and the Bankruptcy Court approves the transfer of the funds. The FCR sought, and was granted, limited discovery with respect to the Travelers settlement. A hearing to consider the Travelers settlement has been adjourned several times and is now scheduled for April 2007. In April 2006, Congoleum also entered into a settlement agreement with Fireman's Fund Insurance Company. Under the terms of this settlement, Fireman's Fund will pay $1 million to the Plan Trust once a plan of reorganization with the Section 524(g) protection specified in the settlement agreement goes effective and the Bankruptcy Court approves the transfer of the funds. The settlement was approved by the Bankruptcy Court in September 2006. In August 2006, Congoleum entered into a settlement agreement with Century Indemnity Company and its affiliates ("Century"). Under the terms of this settlement, Century will pay $16.95 million to the Plan Trust in four installments over a three-year period commencing 60 days after all conditions to the agreement have been satisfied. The Bankruptcy Court approved this settlement in September 2006. Certain insurance companies appealed the Bankruptcy Court approval order to the District Court. Upon the entry of stipulations with the appellants, the Century appeal was dismissed. It is possible that one or more of the settling insurers may argue temporal, Plan-related, and other conditions to payment have not been satisfied and therefore such insurer is relieved of certain of its settlement obligations. If the Company is unable to confirm a plan of reorganization with Section 524(g) protection, the settlements would terminate.

Environmental Liabilities: The Company is named, together with a large number (in most cases, hundreds) of other companies, as a potentially responsible party ("PRP") in pending proceedings under the federal Comprehensive Environmental Response, Compensation and Liability Act, as amended ("CERCLA"), and similar state laws. In addition, in four other instances, although not named as a PRP, the Company has received a request for information. The pending proceedings relate to eight disposal sites in New Jersey, Pennsylvania, and Maryland in which recovery from generators of hazardous substances is sought for the cost of cleaning up the contaminated waste sites. The Company's ultimate liability and funding obligations in connection with those sites depends on many factors, including the volume of material contributed to the site, the number of other PRPs and their financial viability, the remediation methods and technology to be used and the extent to which costs may be recoverable from insurance. However, under CERCLA and certain other laws, the Company, as a PRP, can be held jointly and severally liable for all environmental costs associated with a site.

The most significant exposure for which the Company has been named a PRP relates to a recycling facility site in Elkton, Maryland (the "Galaxy/Spectron Superfund Site"). The PRP group at this site is made up of 81 companies, substantially all of which are large financially solvent entities. Two removal actions were substantially complete as of December 31, 1998 and a groundwater treatment system was installed thereafter. The Environmental Protection Agency ("EPA") has selected a remedy for the soil and shallow groundwater ("Operable Unit 1" or OU-1); however, the remedial investigation/feasibility study related to the deep groundwater (OU-2) has not been completed. The PRP group, of which the Company is a part, has entered into a Consent Decree to perform the remedy for OU-1 and resolve natural resource damage claims. The Consent Decree also requires the PRPs to perform the OU-2 remedy, assuming that the estimated cost of the remedy is not more than $10 million. If the estimated cost of the OU-2 remedy is more than $10 million, the PRPs may decline to perform it or they may elect to perform anyway. Cost estimates for the OU-1 and OU-2 work combined (including natural resource damages) range between $22 million and $34 million, with the Company's share ranging between approximately $1.0 million and $1.6 million. This assumes that all parties participate and that none cash-out and pay a premium; those two factors may account for some fluctuation in the Company's share. Fifty percent (50%) of Congoleum's share of the costs is presently being paid by one of its insurance carriers, Liberty Mutual Insurance Company, whose remaining policy limits for this claim are expected to cover approximately $0.3 million in additional costs. Congoleum expects to fund the balance to the extent further insurance coverage is not available.

The Company filed a motion before the Bankruptcy Court seeking authorization and approval of the Consent Decree and related settlement agreements for the Galaxy/Spectron Superfund Site, as well authorization for Liberty Mutual Insurance Company and the Company to make certain payments that have been invoiced to the Company with respect to the Consent Decree and related settlement agreements. An order authorizing and approving the Consent Decree and related settlement agreements was issued by the Bankruptcy Court in August 2006.

The Company also accrues remediation costs for certain of the Company's owned facilities on an undiscounted basis. The Company has entered into an administrative consent order with the New Jersey Department of Environmental Protection and has established a remediation trust fund of $100 thousand as financial assurance for certain remediation funding obligations. Estimated total cleanup costs of $1.3 million, including capital outlays and future maintenance costs for soil and groundwater remediation, are primarily based on engineering studies. Of this amount, $0.3 million is included in current liabilities subject to compromise and $1.0 million is included in non-current liabilities subject to compromise.

The Company anticipates that these matters will be resolved over a period of years and that after application of expected insurance recoveries, funding the costs will not have a material adverse impact on the Company's liquidity or financial position. However, unfavorable developments in these matters could result in significant expenses or judgments that could have a material adverse effect on the financial position of the Company.

Other: In the ordinary course of its business, the Company becomes involved in lawsuits, administrative proceedings, product liability claims (in addition to asbestos-related claims), and other matters. In some of these proceedings, plaintiffs may seek to recover large and sometimes unspecified amounts and the matters may remain unresolved for several years.

The total balances of environmental, asbestos-related, and other liabilities and the related insurance receivable and deemed probable of recovery at December 31 are as follows:

	2006		2005	
(in millions)	**Liability**	**Receivable**	Liability	Receivable
Environmental liabilities	**$ 4.4**	**$ 2.2**	$ 4.3	$ 1.9
Asbestos product liability[1]	**13.9**	**21.8**	28.4	14.8
Other	**1.0**	**0.2**	1.1	0.3
Total	**$ 18.9**	**$ 24.2**	$ 33.8	$ 17.0

(1) Asbestos product liability at December 31, 2006 and 2005 reflects the accrued cost to settle asbestos liabilities through an amended plan of reorganization under Chapter 11. This liability at December 31, 2005 and 2006 includes $8.9 million and $6.1 million, respectively, received in connection with an insurance settlement (recorded as restricted cash), which the Company is required to contribute to a trust. Stated liability pursuant to settlement agreements is in excess of $491 million. The receivable related to asbestos product liability represents amounts paid by the Company for which it may be entitled to reimbursement pursuant to the terms of the settlement agreements and related documents, although the most recent plan of reorganization did not provide for any such reimbursement. See Note 17 of the Notes to Consolidated Financial Statements contained in Item 8 of the Annual Report on Form 10-K.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's Class A common stock is listed on the American Stock Exchange ("AMEX") under the symbol "CGM". The AMEX has notified Congoleum that it does not meet the minimum income and stockholders' equity requirements for continued listing of its Class A Common Stock. Congoleum submitted a plan in May 2006 advising the AMEX of actions it would take to achieve compliance with the continued listing standards within eighteen months. The plan was accepted by the AMEX, which continues to monitor Congoleum's progress toward compliance.

The following table reflects the high and low stock prices (rounded to the nearest penny) for the Company's Class A Common Stock based on American Stock Exchange trading over the past two years:

Sales Prices of Common Shares:

2006	**High**	**Low**
First Quarter	**$ 3.08**	**$ 1.47**
Second Quarter	**2.36**	**1.94**
Third Quarter	**2.25**	**1.87**
Fourth Quarter	**2.24**	**1.49**

Sales Prices of Common Shares:

2005	High	Low
First Quarter	$ 6.49	$ 5.15
Second Quarter	5.59	3.03
Third Quarter	5.10	3.71
Fourth Quarter	5.45	2.30

The Company's Class B common stock is not listed on any exchange. Holders of Class A common stock are entitled to one vote per share on all matters submitted to a vote of stockholders and holders of Class B common stock are entitled to two votes per share on all matters other than certain extraordinary matters. Each share of Class B common stock is convertible into one share of Class A common stock under certain circumstances, including a sale or other transfer by the holders of such shares to a person or entity other than an affiliate of the transferor. Both classes vote together as a single class on all matters with limited exceptions. Except with respect to voting rights and conversion rights, the Class A common stock and the Class B common stock are identical.

The Company has not paid any cash dividends in 2006 or 2005 and does not anticipate paying any cash dividends prior to confirmation of a plan of reorganization or in the foreseeable future thereafter. The Company's current debtor-in-possession credit facility prohibits payment of cash dividends. Any change in the Company's dividend policy after confirmation of a plan of reorganization will be within the discretion of the Board of Directors, subject to restrictions contained in the Company's plan of reorganization and debt or other agreements, and will depend, among other things, on the Company's solvency, earnings, debt service and capital requirements, restrictions in financing agreements, business conditions and other factors that the Board of Directors deem relevant.

The number of registered and beneficial holders of the Company's Class A common stock on March 10, 2007 was approximately 1,000. The number of registered and beneficial holders of the Company's Class B common stock on March 10, 2007 was two.

CUMULATIVE TOTAL SHAREHOLDER RETURN

The graph that follows compares the cumulative total shareholder return of the Company's Class A common stock to the cumulative returns of the American Stock Exchange Market Value Index ("AMEX Market Index") and a MG Group Index comprised of 40 public companies identified by Media General Financial Services having a majority of revenues generated from the manufacture and sale of a variety of building and construction products ("MG Group Index").

COMPARE CUMULATIVE TOTAL RETURN
AMONG CONGOLEUM CORPORATION,
AMEX MARKET INDEX AND MG GROUP INDEX



DOLLARS
350
300
250
200
150
100
50
0
2001
2002
2003
2004
2005
2006
CONGOLEUM CORPORATION
MG GROUP INDEX
AMEX MARKET INDEX

ASSUMES $100 INVESTED ON JAN. 1, 2002
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2006

Measurement Period	Congoleum Corporation	MG Group Index	AMEX Market Index
12/31/01	100.00	100.00	100.00
12/31/02	25.45	97.07	96.01
12/31/03	41.21	131.46	130.68
12/31/04	334.55	162.49	149.65
12/31/05	160.61	173.85	165.03
12/31/06	100.61	213.25	184.77

(1.) The companies included in the MG Group Index at December 31, 2006 are: AAON, Inc., Amcol International Corp., American Standard COS, Ameron Internat. Corp., Armstrong World Ind. Inc., Carbo Ceramics Inc., Continental Materials CP., Drew Industries Inc., ELKCORP, Fastenal Company, Goodman Global Inc., Griffon Corp., Hanson PLC ADS, Headwaters Inc., Imperial Chemical Industries, Imperial Industries Inc., International Aluminum Corp., LSB Industries Inc., Martin Marietta Materials, MDU Resources Group Inc., NCI Building Systems Inc., Owens Corning Inc., PGT Inc., QEP Co Inc., RPM International Inc. DE, TAT Technol LTD, Tecumseh Products CL A, Tecumseh Products CL B, U.S. Lime & Minerals Inc., USG Corp., The Valspar Corporation, and Vulcan Materials Co.

The information above under the caption "Cumulative Total Shareholder Return" shall not be deemed to be soliciting material or to be filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liability of that Section. Such information will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information regarding the Company's equity compensation plans as of December 31, 2006:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
	(A)	(B)	(C)
Equity compensation plans approved by security holders	637,000	$2.03	148,800
Equity compensation plans not approved by security holders	24,000	$2.37	26,000
Total	661,000	$2.04	174,800

On September 21, 1995, the Company established its 1995 Stock Option Plan, as amended (the "1995 Plan"), under which options to purchase up to 800,000 shares of the Company's Class A common stock may be issued to officers and key employees. The 1995 Plan was approved by stockholders. Such options may be either incentive stock options or nonqualified stock options, and the options' exercise price must be at least equal to the fair value of the Company's Class A common stock on the date of grant. All options granted under the 1995 Plan have ten-year terms and vest over five years at the rate of 20% per year beginning on the first anniversary of the date of grant.

On July 1, 1999, the Company established its 1999 Stock Option Plan for Non-Employee Directors, as amended (the "1999 Plan"), under which non-employee directors may be granted non-qualified options (the "Options") to purchase up to 50,000 shares of the Company's Class A common stock. The 1999 Plan did not require or receive stockholder approval. The Options granted under the 1999 Plan have ten-year terms and vest six months from the grant date. The exercise price for each Option is the fair market value on the date of the grant.

As of December 31, 2006, an aggregate of 509,700 shares of common stock were issuable upon the exercise of outstanding options under the 1995 Plan and 1999 Plan.

Item 6. SELECTED FINANCIAL DATA

(in thousands, except per share amounts)

	For the years ended December 31,				
	2006[2][3]	2005	2004	2003	2002[1]
Consolidated Statements of Operations Data:					
Net sales	**$ 219,474**	$ 237,626	$ 229,493	$ 220,706	$ 237,206
Cost of sales	**169,023**	183,734	167,844	166,864	179,699
Selling, general and administrative expenses.	**41,172**	43,503	47,925	53,206	52,778
Asbestos-related reorganization charges	-	25,326	5,000	3,705	17,341
Income (loss) from operations	**9,279**	(14,937)	8,724	(3,069)	(12,612)
Interest expense, net	**(10,872)**	(9,973)	(9,332)	(8,843)	(8,112)
Other income, net	**1,428**	760	1,011	1,276	1,543
(Loss) income before taxes and cumulative effect of accounting change	**(165)**	(24,150)	403	(10,636)	(19,181)
Provision (benefit) for income taxes	**(844)**	(2,575)	(2,545)	(3,874)	92
Income (loss) before cumulative effect of accounting change	**679**	(21,575)	2,948	(6,762)	(19,273)
Cumulative effect of accounting change		-	-	-	(10,523)
Net income (loss)	**$ 679**	$ (21,575)	$ 2,948	$ (6,762)	$ (29,796)
Income (loss) per common share before cumulative effect of accounting change:					
Basic	**$ 0.08**	$ (2.61)	$ 0.36	$ (0.82)	$ (2.33)
Diluted	**0.08**	(2.61)	0.35	(0.82)	(2.33)
Cumulative effect of accounting change	-	-	-	-	(1.27)
Net income (loss) per common share:					
Basic	**$ 0.08**	$ (2.61)	$ 0.36	$ (0.82)	$ (3.60)
Diluted	**0.08**	(2.61)	0.35	(0.82)	(3.60)
Average shares outstanding:					
Basic	**8,272**	8,262	8,260	8,260	8,260
Diluted	**8,293**	8,262	8,498	8,260	8,260
Consolidated Balance Sheet Data (at end of period):					
Total assets	**$ 184,202**	$ 190,612	$ 212,882	$ 175,899	$ 203,991
Total long-term debt	-	-	-	99,773	99,724
Liabilities subject to compromise	**171,135**	162,851	151,515	-	-
Stockholders' equity (deficit)	**(46,553)**	(44,960)	(20,989)	(25,777)	(16,078)

(1) The impact of the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" on the Company's financial statements resulted in the elimination of $0.4 million of goodwill amortization expense, or $0.05 per share, for the twelve months ended December 31, 2002.

(2) The impact of the adoption of the Statement of Financial Accounting Standards No. 123(R) "Share Based Payment" on the Company's financial statements resulted in a charge of $0.2 million.

(3) The impact of the adoption of the Statement of Financial Accounting Standards No. 158 "Employers' Accounting for Defined Benefit and Other Postretirement plans" on the Company's financial statements resulted in a decrease of $3.8 million to stockholders' equity.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto contained in Item 8 of this Annual Report on Form 10-K.

Results of Operations

The Company's business is cyclical and is affected by the same economic factors that affect the remodeling and housing industries in general, including the availability of credit, consumer confidence, changes in interest rates, market demand and general economic conditions.

In addition to external economic factors, the Company's results are sensitive to sales and manufacturing volume, competitors' pricing, consumer preferences for flooring products, raw material costs and the mix of products sold. The manufacturing process is capital intensive and requires substantial investment in facilities and equipment. The cost of operating these facilities generally does not vary in direct proportion to production volume and, consequently, operating results fluctuate disproportionately with changes in sales volume.

On December 31, 2003, Congoleum filed a voluntary petition with the Bankruptcy Court seeking relief under Chapter 11 of the Bankruptcy Code as a means to resolve claims asserted against it related to the use of asbestos in its products decades ago. During 2003, Congoleum had obtained the requisite votes of asbestos personal injury claimants necessary to seek approval of a proposed, pre-packaged Chapter 11 plan of reorganization. In January 2004, the Company filed its proposed plan of reorganization and disclosure statement with the Bankruptcy Court. In November 2004, Congoleum filed the Fourth Plan reflecting the result of further negotiations with representatives of the ACC, the FCR and other asbestos claimant representatives. The Bankruptcy Court approved the disclosure statement and plan voting procedures in December 2004 and Congoleum obtained the requisite votes of asbestos personal injury claimants necessary to seek approval of the Fourth Plan. In April 2005, Congoleum announced that it had reached an agreement in principle with representatives of the ACC and the FCR to make certain modifications to its proposed plan of reorganization and related documents governing the settlement and payment of asbestos-related claims against Congoleum. Under the agreed-upon modifications, asbestos claimants with claims settled under Congoleum's pre-petition settlement agreements would agree to forbear from exercising the security interest they were granted and share on a pari passu basis with all other present and future asbestos claimants in insurance proceeds and other assets of the Plan Trust to be formed upon confirmation of the plan under Section 524(g) of the Bankruptcy Code to pay asbestos claims against Congoleum. In July 2005, Congoleum filed the Sixth Plan and related documents with the Bankruptcy Court which reflected the result of these negotiations, as well as other technical modifications. The Bankruptcy Court approved the disclosure statement and voting procedures and Congoleum commenced solicitation of acceptances of the Sixth Plan in August 2005. In September 2005, Congoleum learned that certain asbestos claimants were unwilling to agree to forbear from exercising their security interest as contemplated by the Sixth Plan and the Sixth Plan was subsequently withdrawn. In November 2005, the Bankruptcy Court denied a request to extend Congoleum's exclusive right to file a plan of reorganization and solicit acceptances thereof. In

March 2006, Congoleum filed the Eighth Plan. In addition, an insurance company, CNA, filed a plan of reorganization and the Bondholders' Committee also filed a plan of reorganization. In May 2006, the Bankruptcy Court ordered all parties in interest in Congoleum's reorganization proceedings to participate in global mediation discussions. Several mediation sessions took place from June through September 2006. During the initial mediation negotiations, Congoleum reached an agreement in principle, subject to mutually agreeable definitive documentation, with the ACC, the FCR and the Company's controlling shareholder, ABI, on certain terms of the Ninth Plan, which Congoleum filed and proposed jointly with the ACC in August 2006. CNA and the Bondholders' Committee jointly filed a new, competing plan in August 2006 and each withdrew its prior plan of reorganization. Following further mediated negotiations, Congoleum, the ACC, the FCR, ABI and the Bondholders' Committee reached agreement on terms of the Tenth Plan, which Congoleum filed jointly with the ACC in September 2006. Following the Bondholders' Committee's withdrawal of support for CNA's plan, CNA filed the CNA Plan. In October 2006, Congoleum and the ACC jointly filed a revised version of the Tenth Plan, the Eleventh Plan, which reflected minor technical changes agreed to by the various parties supporting Congoleum's plan. In October 2006, the Bankruptcy Court held a hearing to consider the adequacy of the disclosure statements with respect to the Tenth Plan and the CNA Plan and to hear arguments on respective summary judgment motions that the Tenth Plan and the CNA Plan are not confirmable as a matter of law. The Bankruptcy Court provisionally approved the disclosure statements for both the Tenth Plan and the CNA Plan subject to the Bankruptcy Court's ruling on the respective summary judgment motions. In February 2007, the Bankruptcy Court issued two separate opinions ruling that the Tenth Plan and the CNA Plan are not confirmable as a matter of law. Because the Tenth Plan and Eleventh Plan are substantially identical, the Company believes the ruling issued with respect to the Tenth Plan also applies to the Eleventh Plan. In March 2007, Congoleum resumed global plan mediation discussions seeking to resolve the issues raised in the Bankruptcy Court's ruling with respect to the Tenth Plan. Congoleum has also appealed the ruling with respect to the Tenth Plan to the District Court.

There can be no assurance that the Company will be successful in its appeal or in negotiating a new plan of reorganization that resolves the issues raised in the Bankruptcy Court's ruling with respect to the Tenth Plan, that the Company will obtain approval to solicit acceptances of a new plan of reorganization, that the Company will receive the acceptances necessary for confirmation of a plan of reorganization, that any proposed plan will not be modified further, that a plan will receive necessary court approvals from the Bankruptcy Court and the District Court, or that such approvals will be received in a timely fashion, that a plan will be confirmed, that a plan, if confirmed, will become effective, or that there will be sufficient funds to pay for continued litigation over any plan of reorganization. It also is unclear whether any other person will attempt to propose a plan or what any such plan would provide or propose, and whether the Bankruptcy Court would approve such a plan.

The terms of any new plan of reorganization are likely to be materially different from the Tenth and Eleventh Plans, and could be amended or modified as a result of further negotiations with various parties. The Company expects that it will take until some time late in the third quarter of 2007 at the earliest to obtain confirmation of any plan of reorganization.

Congoleum is presently involved in litigation with certain insurance carriers related to disputed insurance coverage for asbestos related liabilities, and certain insurance carriers filed various objections to Congoleum's previously proposed plans of reorganization and related matters and are expected to file objections to any future plan. Certain other parties have also filed various objections to Congoleum's previously proposed plans of reorganization and may file objections to any future plan.

In anticipation of Congoleum's commencement of the Chapter 11 cases, Congoleum entered into the Claimant Agreement, which provides for an aggregate settlement value of at least $466 million as well as an additional number of individually negotiated trial listed settlements with an aggregate value of approximately $25 million, for total settlements in excess of $491 million. As contemplated by the Claimant Agreement, Congoleum also entered into agreements establishing the Collateral Trust to distribute funds in accordance with the terms of the Claimant Agreement and granting the Collateral Trust a security interest in Congoleum's rights under its applicable insurance coverage and payments from Congoleum's insurers for asbestos claims. In December 2005, Congoleum commenced the Avoidance Actions seeking to void the security interest granted to the Collateral Trust and such settlements. In March 2006, Congoleum filed a motion for summary judgment in the Avoidance Actions seeking to avoid the Claimant Agreement settlements and liens under various bankruptcy theories, which motion was denied in June 2006 and the Avoidance Actions remain pending. Due to, among other things, the ongoing Avoidance Actions, the liability associated with the asbestos personal injury claims against Congoleum may be materially different than the present estimates of such items. As a result of tabulating ballots on the Fourth Plan, the Company is also aware of claims by claimants whose claims were not determined under the Claimant Agreement but who have submitted claims with a value of approximately $512 million based on the settlement values applicable in the Sixth Plan.

For more information regarding the Company's asbestos liability and plan for resolving that liability, please refer to Notes 1 and 17 of the Notes to Consolidated Financial Statements contained in Item 8 of the this Annual Report on Form 10-K. In addition, please refer to "Risk Factors – The Company has significant asbestos liability and funding exposure, and its most recent proposed amended plan of reorganization has been ruled unconfirmable as a matter of law" contained in Item 1A of this Annual Report on Form 10-K for a discussion of certain factors that could cause actual results to differ from the Company's goals for resolving its asbestos liability through a plan of reorganization.

Year ended December 31, 2006 as compared to year ended December 31, 2005

	2006		2005	
	(In thousands of dollars)			
Net sales	**$ 219,474**		$ 237,626	
Cost of sales	**169,023**		183,734	
Gross profit	**50,451**	**23.0%**	53,892	22.7%
Selling, general & administrative expenses	**41,172**	**18.8%**	43,503	18.3%
Asbestos-related reorganization charges	--		25,326	
Operating income (loss)	**9,279**		(14,937)	
Interest expense, net	**(10,872)**		(9,973)	
Other income, net	**1,428**		760	
Loss before taxes	**(165)**		(24,150)	
Benefit for income taxes	**(844)**		(2,575)	
Net income (loss)	**$ 679**		$ (21,575)	

Net sales for the year ended December 31, 2006 totaled $219.5 million as compared to $237.6 million for the year ended December 31, 2005, a decrease of $18.1 million or 7.6%. The decrease in sales resulted primarily from volume declines in residential sheet sales to both the remodel and builder segments primarily in the fourth quarter of 2006, and lower sales to the manufactured housing industry reflecting reduced demand versus that experienced in 2005 as a result of hurricane related business. This was partially mitigated by the impact of selling price increases instituted in late 2005 and in 2006 (4.3% of net sales).

Gross profit for the year ended December 31, 2006 totaled $50.5 million, or 23.0% of net sales compared to $53.9 million or 22.7% of net sales. The decline in gross margin dollars was due to lower volume. The increase in gross margin percent as a percent of net sales reflected the impact of selling price increases partially offset by continued increases in raw material costs which increased costs by 1.2% of net sales, a less favorable product mix which reduced gross margins by 1.2% of net sales, and the negative impact of lower production volumes over which to spread fixed manufacturing overhead costs (1.0% of net sales).

Selling, general and administrative expenses were $41.2 million for the year ended December 31, 2006 as compared to $43.5 million for the year ended December 31, 2005, a decrease of $2.3 million. As a percent of net sales, selling, general and administrative expenses were 18.8% for the year ended December 31, 2006 as compared to 18.3% for the same period in the prior year. The reduction in selling, general and administrative expenses reflected the impact of lower unit sales volume on freight, merchandising and other incentive programs ($3.0 million) offset by higher medical, pension and retiree benefits ($0.7 million).

There were no asbestos-related charges in 2006, compared to $25.3 million in 2005.

Income from operations was $9.3 million for the year ended December 31, 2006 compared to a loss of $14.9 million for the same period in the prior year, an increase of $24.2 million. This increase in operating income reflects the charges for asbestos related claims taken in 2005, coupled with reductions in operating expenses, partially offset by lower gross margins.

Interest income was $0.5 million, which was $0.1 million higher than the prior year reflecting higher interest rates. Interest expense increased from $10.4 million in 2005 to $11.4 million in 2006, primarily reflecting the interest accrued on the unpaid interest on its Senior Notes. Due to the Chapter 11 proceedings, the Company was precluded from making the interest payments due February 1, 2004, August 1, 2004, February 1, 2005, August 1, 2005, February 1, 2006 and August 1, 2006 on the Senior Notes.

In August 2006, an explosion caused extensive damage to components of a major production line at the Company's Marcus Hook facility. By implementing a seven-day operation on its other production line and purchasing base material from a competitor, the Company was able to meet substantially all production requirements. The Company's insurance carrier paid substantially all excess costs (beyond a deductible) for replacing the damaged equipment and expenses to replace production capacity. Fabrication and installation of replacement equipment was completed by December 31, 2006. The line was operational by January 2007. The cost to replace equipment and excess expenses incurred to meet production requirements totaled $10.1 million which was reimbursed to the Company by the insurer. The Company recognized a $1.3 million gain to recognize the difference between insurance proceeds for the replacement of fixed assets and their respective book value which is reported in other income.

The Company recorded a tax benefit of $0.8 million on a loss before income taxes of $0.2 million in 2006, resulting in net income after tax of $0.7 million. This benefit arose from the Company entering into a closing agreement with the Internal Revenue Service in December 2006, with respect to tax returns for years 2000 to 2003, resulting in reversing previously established reserves for the years under audit. The Company recorded a tax benefit of $2.6 million on a loss before taxes of $24.2 million in 2005.

Year ended December 31, 2005 as compared to year ended December 31, 2004

	2005		2004	
	(In thousands of dollars)			
Net sales	$237,626		$229,493	
Cost of sales	183,734		167,844	
Gross profit	53,892	22.7%	61,649	26.9%
Selling, general & administrative expenses	43,503	18.3%	47,925	20.9%
Asbestos-related reorganization charges	25,326		5,000	
Operating income (loss)	(14,937)		8,724	
Interest expense, net	(9,973)		(9,332)	
Other income, net	760		1,011	
(Loss) income before taxes	(24,150)		403	
Benefit for income taxes	(2,575)		(2,545)	
Net (loss) income	$ (21,575)		$ 2,948	

Net sales for the year ended December 31, 2005 totaled $237.6 million as compared to $229.5 million for the year ended December 31, 2004, an increase of $8.1 million or 3.5%. The increase in sales resulted primarily from the impact of selling price increases instituted in late 2004 and during 2005 (7% of net sales), and higher shipments to the manufactured housing industry reflecting post-hurricane demand for both manufactured housing and RV homes. This was partially offset by a sales decrease of do-it-yourself tile reflecting the loss of a major mass merchandiser customer coupled with decreased demand for residential sheet products.

Gross profit for the year ended December 31, 2005 totaled $53.9 million, or 22.7% of net sales, compared to $61.6 million or 26.9% of net sales for the year ended December 31, 2004. The decrease in gross margins was driven by the sharp increase in raw material pricing which increased costs by 8.4% of net sales, a less favorable product mix which reduced gross margin by 2.5% of net sales, and the negative impact of lower production volumes over which to spread fixed manufacturing overhead costs (1.7% of net sales). This was partially mitigated by price increases instituted during late 2004 and 2005 (7.0% of net sales), lower warranty claims expense (0.5% of net sales) and the favorable impact of manufacturing cost reduction programs initiated (1.0% of net sales).

Selling, general and administrative expenses were $43.5 million for the year ended December 31, 2005 as compared to $47.9 million for the year ended December 31, 2004, a decrease of $4.4 million. As a percent of net sales, selling, general and administrative expenses were 18.3% and 20.9% for the years ended December 2005 and 2004, respectively. Selling, general and administrative expenses were down $4.4 million (2.9% of net sales) reflecting cost savings initiatives instituted in late 2005, including workforce reductions and related benefits ($1.0 million), and the impact of lower unit sales volume on freight and other incentive programs ($3.0 million).

Asbestos-related charges in 2005 were $25.3 million, compared to $5.0 million in 2004. The Company recorded a charge of $9.9 million in the fourth quarter of 2005 to increase its estimated recorded liability for resolving asbestos-related claims.

Loss from operations was $14.9 million for the year ended December 31, 2005 compared to income of $8.7 million for the same period in the prior year, a decline of $23.6 million. This decline in operating income reflects the charges for asbestos related claims taken in 2005, coupled with lower gross margins, partially offset by reductions in operating expenses.

Interest income was $0.4 million, which was $0.3 million higher than the prior year reflecting higher cash balances and interest rates. Interest expense increased from $9.4 million in 2004 to $10.4 million in 2005, primarily reflecting the interest accrued on the unpaid interest on its Senior Notes. Due to the Chapter 11 proceedings, the Company was precluded from making the interest payments due February 1, 2004, August 1, 2004, February 1, 2005 and August 1, 2005 on the Senior Notes.

The Company recorded a tax benefit of $2.6 million on a loss before income taxes of $24.2 million in 2005, and it also recorded a tax benefit of $2.5 million on income before taxes of $0.4 million in 2004. This related primarily to anticipated tax benefits associated with certain prior year expenditures for resolving asbestos related liabilities, which the Company carried back but were not previously recognized.

Liquidity and Capital Resources

The Consolidated Financial Statements of the Company have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. As described more fully in the Notes to Consolidated Financial Statements contained in Item 8 of this Annual Report on Form 10-K, there is substantial doubt about the Company's ability to continue as a going concern unless it obtains relief from its substantial asbestos liabilities through a successful reorganization under Chapter 11 of the Bankruptcy Code.

On December 31, 2003, Congoleum filed a voluntary petition with the Bankruptcy Court (Case No. 03-51524) seeking relief under the Bankruptcy Code. See Notes 1 and 17 of the Notes to the Consolidated Financial Statements, which are contained in Item 8 of this Annual Report on Form 10-K, for a discussion of the Company's bankruptcy proceedings. These matters continue to have a material adverse impact on liquidity and capital resources. During 2006, the Company paid $18.7 million in fees and expenses (net of recoveries) related to implementation of its planned reorganization under Chapter 11 and litigation with certain insurance companies. Furthermore, at December 31, 2006 the Company had incurred but not paid approximately $9 million in additional fees and expenses for services rendered through that date.

Under plans prior to the Tenth Plan, Congoleum's assignment of insurance recoveries to the Plan Trust was net of costs incurred by Congoleum in connection with insurance coverage litigation, and Congoleum was entitled to withhold from recoveries, or seek reimbursement from the Plan Trust, for coverage litigation costs incurred after January 1, 2003 and for $1.3 million in claims processing fees paid in connection with claims settled under the Claimant Agreement. A receivable was recorded for these costs as they were paid. Under the Eleventh Plan, Congoleum would have been entitled to reimbursement of only the $1.3 million in claims processing fees and would not have collected the balance of these receivables ($21.8 million at December 31, 2006). The write-off, as well as forgiveness of indebtedness income pursuant to any future plan and any other applicable charges or credits is expected to be recorded at a future date, the net effect of which cannot be determined. Congoleum is unable to predict whether it will be reimbursed for claims processing fees and coverage litigation costs to the extent not already reimbursed. Congoleum cannot presently determine the amount of fees, expenses, and trust contributions it may incur in connection with obtaining confirmation of a plan of reorganization.

Due to the Chapter 11 proceedings, the Company has been precluded from making interest payments on its outstanding Senior Notes since January 1, 2004. The amount of accrued interest that is due but has not been paid on the Senior Notes at December 31, 2006 is approximately $33.2 million, including interest on the unpaid interest due, of which $3.6 million was owed at the time of the Chapter 11 filing.

In February 2006, the Bankruptcy Court ordered GHR to disgorge all fees and certain expenses it was paid by Congoleum. The amount of the disgorgement is approximately $9.6 million. In October 2006, Congoleum and GHR entered into a settlement agreement (the "GHR Settlement") under which GHR would pay Congoleum approximately $9.2 million in full satisfaction of the disgorgement order. The payment would be made secured by assets of GHR and would be made over time according to a formula based on GHR's earnings. Congoleum has filed a motion seeking Bankruptcy Court approval of the GHR Settlement which is pending. Treatment of funds received pursuant to the GHR Settlement under a future amended plan of reorganization may differ from the treatment accorded by any prior plans.

Unrestricted cash and cash equivalents, including short-term investments at December 31, 2006, were $18.6 million, a decrease of $5.9 million from December 31, 2005. Under the terms of its revolving credit agreement, payments on the Company's accounts receivable are deposited in an account assigned by the Company to its lender and the funds in that account are used by the lender to pay down any loan balance. Funds deposited in this account but not yet applied to the loan balance, which amounted to $3.6 million and $2.7 million at December 31, 2006 and December 31, 2005, respectively, are recorded as restricted cash. Additionally, $6.1 million remaining from a $14.5 million settlement received in August 2004 from an insurance carrier, which is subject to the lien of the Collateral Trust, is included as restricted cash at December 31, 2006. The Company expects to contribute these funds, less any amounts withheld pursuant to reimbursement arrangements, to the Plan Trust. Working capital was $11.5 million at December 31, 2006, up from $11.3 million one year earlier. The ratio of current assets to current liabilities at December 31, 2006 was 1.1 to 1.0, compared to 1.1 to 1.0 at December 31, 2005. Net cash used by operations during the year ended December 31, 2006 was $8.2 million, as compared to net cash provided by operations of $1.6 million in 2005.

Capital expenditures in 2006 totaled $4.6 million, which includes $1.6 million reimbursed by the Company's property insurer for replacement of a damaged production line. The Company is currently planning capital expenditures of approximately $5 million in 2007 and between $5 million and $7 million in 2008, primarily for maintenance and improvement of plants and equipment, which it expects to fund with cash from operations and credit facilities.

In January 2004, the Bankruptcy Court authorized entry of a final order approving Congoleum's debtor-in-possession financing, which replaced its pre-petition credit facility on substantially similar terms. The debtor-in-possession financing agreement (as amended and approved by the Bankruptcy Court to date) provides a revolving credit facility expiring on (I) the earlier of June 30, 2007 and (ii) the date the plan of reorganization in Congoleum's bankruptcy cases as confirmed by the Bankruptcy Court becomes effective. Total borrowing under the facility may not exceed $30 million. Interest is based on 0.25% above the prime rate. This financing agreement contains certain covenants, which include the maintenance of minimum earnings before interest, taxes, depreciation and amortization ("EBITDA"). It also includes restrictions on the incurrence of additional debt and limitations on capital expenditures. The covenants and conditions under this financing agreement must be met in order for the Company to borrow from the facility. The Company was in compliance with these covenants at December 31, 2006. Borrowings under this facility are collateralized by inventory and receivables. At December 31, 2006, based on the level of receivables and inventory, $18.4 million was available under the facility, of which $5.1 million was utilized for outstanding letters of credit and $12.7 million was utilized by the revolving loan. The Company anticipates that its debtor-in-possession financing facility (including anticipated extensions thereof) together with cash from operations, will provide it with sufficient liquidity to operate during 2007 while under Chapter 11 protection. There can be no assurances that the Company will continue to be in compliance with the required covenants under this facility or that the debtor-in-possession facility (as extended) will be renewed prior to its expiration if a plan of reorganization is not confirmed before that time. For a plan of reorganization to be confirmed, the Company will need to obtain and demonstrate the sufficiency of exit financing. The Company cannot presently determine the terms of such financing, nor can there be any assurances of its success obtaining it.

In addition to the provision for asbestos litigation discussed previously, the Company has also recorded what it believes are adequate provisions for environmental remediation and product-related liabilities (other than asbestos-related claims), including provisions for testing for potential remediation of conditions at its own facilities. The Company is subject to federal, state and local environmental laws and regulations and certain legal and administrative claims are pending or have been asserted against the Company. Among these claims, the Company is a named party in several actions associated with waste disposal sites (more fully discussed in Note 16 to the Consolidated Financial Statements contained in Item 8 of this Annual Report on Form 10-K). These actions include possible obligations to remove or mitigate the effects on the environment of wastes deposited at various sites, including Superfund sites and certain of the Company's owned and previously owned facilities. The contingencies also include claims for personal injury and/or property damage. The exact amount of such future cost and timing of payments are indeterminable due to such unknown factors as the magnitude of cleanup costs, the timing and extent of the remedial actions that may be required, the determination of the Company's liability in proportion to other potentially responsible parties, and the extent to which costs may be recoverable from insurance. The Company has recorded provisions in its financial statements for the estimated probable loss associated with all known general and environmental contingencies. While the Company believes its estimate of the future amount of these liabilities is reasonable, and that they will be paid over a period of five to ten years, the timing and amount of such payments may differ significantly from the Company's assumptions. Although the effect of future government regulation could have a significant effect on the Company's costs, the Company is not aware of any pending legislation which would reasonably have such an effect. There can be no assurances that the costs of any future government regulations could be passed along to its customers. Estimated insurance recoveries related to these liabilities are reflected in other non-current assets.

The outcome of these environmental matters could result in significant expenses incurred by or judgments assessed against the Company.

The Company's principal sources of capital are net cash provided by operating activities and borrowings under its financing agreement. Congoleum cannot presently determine the amount of fees, expenses, and trust contributions it may incur in connection with obtaining confirmation of its plan of reorganization. The Company believes that its existing cash (including restricted cash), cash generated from operations, and debtor-in-possession credit arrangements should be sufficient to provide adequate working capital for operations during 2007. Congoleum's ability to emerge from Chapter 11 will depend on obtaining sufficient exit financing to settle administrative expenses of the reorganization and any other related obligations, and to provide adequate future liquidity.

The following table summarizes the Company's contractual obligations, for future minimum rental payments on its non-cancelable operating leases and future minimum pension plans and other post-employment benefits ("OPEB") funding. The timing and amount of any future payments of principal and interest on long term debt, and any contributions to any Plan Trust, will depend on the terms of any future amended plan of reorganization, so these payments are not shown in the following table.

Payments due by Period
(In thousands of dollars)

	Total	2007	2008	2009	2010	2011	2012 and Thereafter
Operating leases	$ 9,301	$2,710	$2,465	$2,287	$1,839	--	--
Pension plans funding[1]	22,180	6,700	3,900	3,225	3,025	$2,625	$2,705
OPEB funding[2]	7,831	517	606	661	719	794	4,534
Total	$39,312	$9,927	$6,971	$6,173	$5,583	$3,419	$7,239

(1) The projected pension plans funding was actuarially determined using the following assumptions: i) the funding provisions of the Pension Protection Act of 2006, ii) assets and liabilities were projected using generally accepted actuarial methods and there are no gains or losses for 2007 and later, and iii) the discount rate used to value the liabilities is the same as that used to value IRS Current Liability and is assumed to remain unchanged after 2007. The total for "2012 and Thereafter" include projected contributions for the years 2012 through 2014 for one of the Company's pension plans and through 2017 for two of the Company's pension plans. Contributions can be assumed to increase with inflation after 2014 and 2017 respectively.

(2) Funding requirements each year are assumed to approximate the expenses for each year See Note 11 of the Notes to Consolidated Financial Statements, which are contained in Item 8 of this Annual Report on Form 10-K.

Critical Accounting Policies

The discussion and analysis of the Company's financial condition and results of operations are based upon the Company's Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires making estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that entail significant judgments and estimates, and could potentially result in materially different results under different assumptions and conditions. The Company believes its most critical accounting policies upon which its financial condition depends, and which involve the most complex or subjective decisions or assessments, are those described below. For a discussion on the application of these and other accounting policies, See Note 1 in the Notes to Consolidated Financial Statements contained in Item 8 of this Annual Report on Form 10-K.

Asbestos Liabilities - As discussed in Notes 1 and 17 in the Notes to Consolidated Financial Statements contained in Item 8 of this Annual Report on Form 10-K, the Company is a party to a significant number of lawsuits stemming from its manufacture of asbestos-containing products. During 2006, the Company paid $18.7 million in fees and expenses related to implementation of its planned reorganization under Chapter 11 of the Bankruptcy Code and litigation with certain insurance companies. Pursuant to terms of the Eighth Plan and related documents, Congoleum was entitled to reimbursement for certain expenses it incurs for claims processing costs and expenses in connection with pursuit of insurance coverage. At December 31, 2006, Congoleum had $21.8 million recorded as a receivable for such reimbursements. Under the Eleventh Plan, Congoleum would be entitled to reimbursement of only the $1.3 million in claims processing costs and would not collect the balance of these receivables ($20.5 million at December 31, 2006). Disposition of these balances, including their write-off or any other applicable charges or credits pursuant to any new amended plan of reorganization, are expected to be recorded at a future date, the net effect of which cannot be determined at this time. There can be no assurances that any reimbursements will be received. Congoleum cannot presently determine the amount of fees, expenses, and trust contributions it may incur in connection with obtaining confirmation of a plan of reorganization.

The Company expects that insurance will provide the substantial majority of the recovery available to claimants, due to the amount of insurance coverage it purchased and the comparatively limited resources and value of the Company itself. The Company does not have the necessary financial resources to litigate and/or settle asbestos claims in the ordinary course of business.

In light of its bankruptcy filing, the Company believes the most meaningful measure of its probable loss due to asbestos litigation is the amount it will have to contribute to any Plan Trust plus the costs to effect the reorganization. The Company is not yet able to determine the additional costs that may be required to effect a new amended plan and actual amounts that will be contributed to such Plan Trust and costs for pursuing and implementing any plan of reorganization could be materially higher than recorded amounts and previous estimates.

The Company will update its estimates, if appropriate, as additional information becomes available during the reorganization process, which could result in potentially material adjustments to the Company's earnings in future periods.

Inventories - Inventories are stated at the lower of LIFO cost or market. The LIFO (last-in, first-out) method of determining cost is used for substantially all inventories. The Company records as a charge to cost of goods sold any amount required to reduce the carrying value of inventories to the net realizable sales value.

Valuation of Deferred Tax Assets - The Company provides for valuation reserves against its deferred tax assets in accordance with the requirements of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). In evaluating the recovery of deferred tax assets, the Company makes certain assumptions as to future events such as the ability to generate future taxable income. At December 31, 2006, the Company has provided a 100% valuation allowance for its net deferred tax assets.

Environmental Contingencies - The Company has incurred liabilities related to environmental remediation costs at both third-party sites and Company-owned sites. Management has recorded both liabilities and insurance receivables in its financial statements for its estimate of costs and insurance recoveries for future remediation activities. These estimates are based on certain assumptions such as the extent of cleanup activities to be performed, the methods employed in the cleanup activities, the Company's relative share in costs at sites where other parties are involved, and the ultimate insurance coverage available. These projects tend to be long-term in nature, and these assumptions are subject to refinement as facts change.. As such, it is possible that the Company may need to revise its recorded liabilities and receivables for environmental costs in future periods resulting in potentially material adjustments to the Company's earnings in future periods.

Pension and Other Postretirement Plans - The Company accounts for its defined benefit pension plans in accordance with SFAS No. 87, "Employers' Accounting for Pensions" ("SFAS No. 87"), which requires that amounts recognized in financial statements be determined on an actuarial basis. As permitted by SFAS No. 87, the Company uses a calculated value of the expected return on plan assets (which is further described below). Under SFAS No. 87, the effects of the actual performance of the pension plan's assets and changes in pension liability discount rates on the Company's computation of pension income or expense are amortized over future periods.

The most significant element in determining the Company's pension income or expense in accordance with SFAS No. 87 is the expected return on plan assets. For 2006, the Company has assumed that the expected long-term rate of return on plan assets will be 7.0%. The assumed long-term rate of return on assets is applied to the value of plan assets which produces the expected return on plan assets that is included in determining pension expense. The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past actuarial gains or losses ($22.7 million loss and $23.4 million loss at December 31, 2006 and 2005 respectively) will ultimately be recognized as an adjustment to future pension expense.

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS No. 158"), which amends SFAS No. 87, "Employers' Accounting for Pensions", SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" (SFAS No. 106), "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS No. 106"), and SFAS No. 132R, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (revised 2003). SFAS No. 158 requires companies to recognize an asset or liability for the overfunded or underfunded status of their benefit plans in their financial statements. SFAS No. 158 also requires the measurement date for plan assets and liabilities to coincide with the sponsor's year end. This standard provides two transition alternatives related to the change in measurement date provisions. The recognition of an asset and liability related to the funded status provision is effective for fiscal years ending after December 15, 2006, and the change in measurement date provisions is effective for fiscal years ending after December 15, 2008. See Note 11 of the Notes to Consolidated Financial Statements, which are contained in Item 8 of this Annual Report on Form 10-K.

At the end of each year, the Company determines the discount rate to be used to calculate the present value of plan liabilities. The discount rate is an estimate of the current interest rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, the Company looks to rates of return on high-quality, fixed-income investments that receive one of the two highest ratings given by a recognized ratings agency. At December 31, 2006, the Company determined this rate to be 6.0%.

The Company accounts for its post-retirement benefits other than pensions in accordance with SFAS No. 106, which requires that amounts recognized in financial statements be determined on an actuarial basis. These amounts are projected based on the January 1, 2004 SFAS No. 106 valuation and the 2005 year-end disclosure assumptions, including a discount rate of 6.0% and health care cost trend rates of 9% in 2006 reducing to an ultimate rate of 5% in 2011.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to changes in prevailing market interest rates affecting the return on its investments but does not consider this risk exposure to be material to its financial condition or results of operations. The Company invests primarily in highly liquid debt instruments with strong credit ratings and short-term (less than one year) maturities. The carrying amount of these investments approximates fair value due to the short-term maturities. Over 90% of the Company's outstanding long-term debt as of December 31, 2006 consisted of indebtedness with a fixed rate of interest which is not subject to change based upon changes in prevailing market interest rates. Under its current policies, the Company does not use derivative financial instruments, derivative commodity instruments or other financial instruments to manage its exposure to changes in interest rates, foreign currency exchange rates, commodity prices or equity prices and does not hold any instruments for trading purposes.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Consolidated Balance Sheets

(dollars in thousands, except per share amounts)

	December 31, 2006	December 31, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 18,591**	$ 24,511
Restricted cash	**9,656**	11,644
Accounts receivable, less allowances of $1,142 as of December 31, 2006 and 2005	**17,598**	17,092
Inventories	**34,220**	34,607
Prepaid expenses and other current assets	**25,610**	20,139
Total current assets	**105,675**	107,993
Property, plant and equipment, net	**67,757**	73,207
Other assets, net	**10,770**	9,412
Total assets	**$ 184,202**	$ 190,612
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	**$ 10,428**	$ 11,769
Accrued liabilities	**22,263**	23,072
Asbestos-related liabilities	**13,950**	28,369
Revolving credit loan	**12,715**	9,404
Accrued taxes	**264**	107
Liabilities subject to compromise – current	**34,602**	23,990
Total current liabilities	**94,222**	96,711
Liabilities subject to compromise - long term	**136,533**	138,861
Total liabilities	**230,755**	235,572
STOCKHOLDERS' EQUITY (DEFICIT)		
Class A common stock, par value $0.01; 20,000,000 shares authorized; 4,736,950 shares issued and 3,663,390 shares outstanding as of December 31, 2006 and 4,736,950 shares issued and 3,662,790 shares outstanding as of December 31, 2005.	**47**	47
Class B common stock, par value $0.01; 4,608,945 shares authorized, issued and outstanding at December 31, 2006 and 2005 respectively	**46**	46
Additional paid-in capital	**49,349**	49,126
Retained deficit	**(64,726)**	(65,405)
Accumulated other comprehensive loss	**(23,456)**	(20,961)
	(38,740)	(37,147)
Less Class A common stock held in treasury, at cost; 1,073,960 shares at December 31, 2006 and 1,074,560 shares at December 31, 2005	**7,813**	7,813
Total stockholders' equity (deficit)	**(46,553)**	(44,960)
Total liabilities and stockholders' equity (deficit)	**$ 184,202**	$ 190,612

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Operations

(in thousands, except per share amounts)

	For the years ended December 31,		
	2006	2005	2004
Net sales	**$ 219,474**	$ 237,626	$ 229,493
Cost of sales	**169,023**	183,734	167,844
Selling, general and administrative expenses	**41,172**	43,503	47,925
Asbestos-related reorganization charges	**-**	25,326	5,000
Income (loss) from operations	**9,279**	(14,937)	8,724
Other income (expense):			
Interest income	**515**	438	114
Interest expense	**(11,387)**	(10,411)	(9,446)
Other income	**2,012**	1,064	1,285
Other expense	**(584)**	(304)	(274)
Income (loss) before income taxes	**(165)**	(24,150)	403
Benefit from income taxes	**(844)**	(2,575)	(2,545)
Net income (loss)	**$ 679**	$ (21,575)	$ 2,948
Net income (loss) per common share			
Basic	**$ 0.08**	$ (2.61)	$ 0.36
Diluted	**0.08**	(2.61)	0.35
Weighted average number of common shares outstanding			
Basic	**8,272**	8,262	8,260
Diluted	**8,293**	8,262	8,498

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Changes in Stockholders' Equity (Deficit)

(dollars in thousands)

	Common Stock Class A	Common Stock Class B	Additional Paid-in Capital	Retained Deficit	Accumulated Other Comprehensive Loss	Treasury Stock	Total Stockholders' Equity (Deficit)	Comprehensive Income (Loss)
Balance, December 31, 2003	$ 47	$ 46	$ 49,105	$ (46,778)	$ (20,384)	$(7,813)	$ (25,777)	
Exercise of option	--	--	1	--	--	--	1	
Minimum pension liability adjustment	--	--	--	--	1,839	--	1,839	$ 1,839
Net income	--	--	--	2,948	--	--	2,948	2,948
Net comprehensive income	--	--	--	--	--	--	--	$ 4,787
Balance, December 31, 2004	47	46	49,106	(43,830)	(18,545)	(7,813)	(20,989)	
Exercise of option	--	--	20	--	--	--	20	
Minimum pension liability adjustment	--	--	--	--	(2,416)	--	(2,416)	$ (2,416)
Net loss	--	--	--	(21,575)	--	--	(21,575)	(21,575)
Net comprehensive loss	--	--	--	--	--	--	--	$ (23,991)
Balance, December 31, 2005	47	46	49,126	(65,405)	(20,961)	(7,813)	(44,960)	
Stock based compensation expense	--	--	223	--	--	--	223	
Minimum pension liability	--	--	--	--	1,296	--	1,296	$ 1,296
Adoption of SFAS 158	--	--	--	--	(3,791)	--	(3,791)	
Net income	--	--	--	679	--	--	679	679
Net comprehensive income	--	--	--	--	--	--	--	$ 1,975
Balance, December 31, 2006	$ 47	$ 46	$ 49,349	$ (64,726)	$ (23,456)	$(7,813)	$ (46,553)	

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows
(dollars in thousands)

	For the years ended December 31,		
	2006	2005	2004
Cash flows from operating activities:			
Net income (loss)	**$ 679**	$ (21,575)	$ 2,948
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation	**10,092**	10,617	10,883
Amortization	**386**	385	545
Gain on insurance recovery in excess of book value	**(1,266)**	--	--
Asbestos-related charges	**--**	25,326	5,000
Stock based compensation expense	**223**	--	--
Changes in certain assets and liabilities:			
Accounts and notes receivable	**(506)**	529	(4,061)
Inventories	**387**	5,016	5,372
Prepaid expenses and other assets	**(347)**	(3,160)	2,340
Accounts payable	**(1,341)**	1,473	5,752
Accrued liabilities	**7,003**	6,393	16,142
Asbestos-related liabilities	**(22,373)**	(27,220)	(10,754)
Asbestos-related expense reimbursements from insurance settlement	**3,684**	6,091	--
Other liabilities	**(4,784)**	(2,315)	(3,102)
Net cash (used in) provided by operating activities	**(8,163)**	1,560	31,065
Cash flows from investing activities:			
Capital expenditures, net	**(4,642)**	(4,274)	(3,428)
Insurance proceeds for oven line replacement	**1,586**	--	--
Proceeds from sale of retired assets	**--**	--	30
Net cash used in investing activities	**(3,056)**	(4,274)	(3,398)
Cash flows from financing activities:			
Net short-term borrowings	**3,311**	(97)	(732)
Net change in restricted cash	**1,988**	(2,408)	605
Proceeds from exercise of options	**--**	20	1
Net cash provided by (used in) financing activities	**5,299**	(2,485)	(126)
Net (decrease) increase in cash and cash equivalents	**(5,920)**	(5,199)	27,541
Cash and cash equivalents:			
Beginning of year	**24,511**	29,710	2,169
End of year	**$ 18,591**	$ 24,511	$ 29,710

The accompanying notes are an integral part of the financial statements.

Notes to Consolidated Financial Statements

1. Basis of Presentation:

The Consolidated Financial Statements of Congoleum Corporation (the "Company" or "Congoleum") have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. As described more fully below, there is substantial doubt about the Company's ability to continue as a going concern unless it obtains relief from its substantial asbestos liabilities through a successful reorganization under Chapter 11 of the Bankruptcy Code.

On December 31, 2003, Congoleum filed a voluntary petition with the Bankruptcy Court (Case No. 03-51524) seeking relief under Chapter 11 of the Bankruptcy Code. In January 2004, the Company filed its proposed plan of reorganization and disclosure statement with the Bankruptcy Court.

In November 2004, Congoleum filed the Fourth Plan with the Bankruptcy Court reflecting the result of further negotiations with representatives of the ACC, the FCR and other asbestos claimant representatives. The Bankruptcy Court approved the disclosure statement and plan voting procedures in December 2004 and Congoleum obtained the requisite votes of asbestos personal injury claimants necessary to seek approval of the Fourth Plan.

In April 2005, Congoleum announced that it had reached an agreement in principle with representatives of the ACC and the FCR to make certain modifications to its proposed plan of reorganization and related documents governing the settlement and payment of asbestos-related claims against Congoleum. Under the agreed-upon modifications, asbestos claimants with claims settled under Congoleum's pre-petition settlement agreements would agree to forbear from exercising the security interest they were granted and share on a *pari passu* basis with all other present and future asbestos claimants in insurance proceeds and other assets of the Plan Trust.

In July 2005, Congoleum filed the Sixth Plan and related documents with the Bankruptcy Court which reflected the result of these negotiations, as well as other technical modifications. The Bankruptcy Court approved the disclosure statement and voting procedures and Congoleum commenced solicitation of acceptances of the Sixth Plan in August 2005. In September 2005, Congoleum learned that certain asbestos claimants were unwilling to agree to forbear from exercising their security interest as contemplated by the Sixth Plan and subsequently withdrew the Sixth Plan.

In November 2005, the Bankruptcy Court denied a request to extend Congoleum's exclusive right to file a plan of reorganization and solicit acceptances thereof. In March 2006, Congoleum filed the Eighth Plan. In addition, an insurance company, CNA, filed a plan of reorganization and the Bondholders' Committee also filed a plan of reorganization. In May 2006, the Bankruptcy Court ordered all parties in interest in Congoleum's reorganization proceedings to participate in global mediation discussions. Several mediation sessions took place from June through September 2006. During the initial mediation negotiations, Congoleum reached an agreement in principle, subject to mutually agreeable definitive documentation, with the ACC, the FCR and the Company's controlling shareholder, ABI, on certain terms of the

Ninth Plan, which Congoleum filed and proposed jointly with the ACC in August 2006. CNA and the Bondholders' Committee jointly filed a new, competing plan in August 2006 and each withdrew its prior plan of reorganization. Following further mediated negotiations, Congoleum, the ACC, the FCR, ABI and the Bondholders' Committee reached agreement on terms of the Tenth Plan, which Congoleum filed jointly with the ACC in September 2006. Following the Bondholders' Committee's withdrawal of support for CNA's plan, CNA filed the CNA Plan. In October 2006, Congoleum and the ACC jointly filed a revised version of the Tenth Plan, the Eleventh Plan, which reflected minor technical changes agreed to by the various parties supporting Congoleum's plan. In October 2006, the Bankruptcy Court held a hearing to consider the adequacy of the disclosure statements with respect to the Tenth Plan and the CNA Plan and to hear arguments on respective summary judgment motions that the Tenth Plan and the CNA Plan are not confirmable as a matter of law. The Bankruptcy Court provisionally approved the disclosure statements for both the Tenth Plan and the CNA Plan subject to the Bankruptcy Court's ruling on the respective summary judgment motions. In February 2007, the Bankruptcy Court issued two separate opinions ruling that the Tenth Plan and the CNA Plan are not confirmable as a matter of law. Because the Tenth Plan and Eleventh Plan are substantially identical, the Company believes the ruling issued with respect to the Tenth Plan also applies to the Eleventh Plan. In March 2007, Congoleum resumed global plan mediation discussions seeking to resolve the issues raised in the Bankruptcy Court's ruling with respect to the Tenth Plan to the District Court. Congoleum has also appealed the ruling with respect to the Tenth Plan to the District Court.

There can be no assurance that the Company will be successful in its appeal or in negotiating a new plan of reorganization that resolves the issues raised in the Bankruptcy Court's ruling with respect to the Tenth Plan, that the Company will obtain approval to solicit acceptances of a new plan of reorganization, that the Company will receive the acceptances necessary for confirmation of a plan of reorganization, that any proposed plan will not be modified further, that a plan will receive necessary court approvals from the Bankruptcy Court and the District Court, or that such approvals will be received in a timely fashion, that a plan will be confirmed, that a plan, if confirmed, will become effective, or that there will be sufficient funds to pay for continued litigation over any plan of reorganization. It also is unclear whether any other person will attempt to propose a plan or what any such plan would provide or propose, and whether the Bankruptcy Court would approve such a plan.

For more information regarding the Company's asbestos liability and plan for resolving that liability, please refer to Note 17 of the Notes to Consolidated Financial Statements.

American Institute of Certified Public Accountant Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7") provides financial reporting guidance for entities that are reorganizing under the Bankruptcy Code. The Company implemented this guidance in consolidated financial statements for periods after December 31, 2003.

Pursuant to SOP 90-7, companies are required to segregate pre-petition liabilities that are subject to compromise and report them separately on the balance sheet. Liabilities that may be affected by a plan of reorganization are recorded at the amount of the expected allowed claims, even if they may be settled for lesser amounts. Substantially all of the Company's liabilities at December 31, 2003 have been reclassified as liabilities subject to compromise. Obligations arising post-petition, and pre-petition obligations that are secured, are not classified as liabilities subject to compromise.

Additional pre-petition claims (liabilities subject to compromise) may arise due to the rejection of executory contracts or unexpired leases, or as a result of the allowance of contingent or disputed claims.

2. Summary of Significant Accounting Policies:

Nature of Business - Congoleum manufactures resilient sheet and tile flooring products. These products, together with a limited quantity of related products purchased for resale, are sold primarily to wholesale distributors and major retailers in the United States and Canada. Based upon the nature of the Company's operations, facilities and management structure, the Company considers its business to constitute a single segment for financial reporting purposes.

Basis of Consolidation - The accompanying consolidated financial statements reflect the operations, financial position and cash flows of the Company and include the accounts of the Company and its subsidiaries after elimination of all significant inter-company transactions in consolidation.

Use of Estimates and Critical Accounting Policies - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are defined as those that entail significant judgments and estimates, and could potentially result in materially different results under different assumptions and conditions. The Company believes that the most critical accounting policies upon which its financial condition depends, and which involve the most complex or subjective decisions or assessments, concern asbestos liabilities, environmental contingencies, valuation of deferred tax assets, and pension plan and post-retirement benefits.

Although the Company believes it employs reasonable and appropriate estimates and assumptions in the preparation of its financial statements and in the application of accounting policies, if business conditions are different than the Company has assumed they will be, or if the Company used different estimates and assumptions, it is possible that materially different amounts could be reported in the Company's financial statements.

Revenue Recognition - Revenue is recognized when products are shipped and title has passed to the customer. Net sales are comprised of the total sales billed during the period less the sales value of estimated returns and sales incentives, which consist primarily of trade discounts and customers' allowances. The Company defers recognition of revenue for its estimate of potential sales returns under right-of-return agreements with its customers until the right-of-return period lapses.

Selling, General and Administrative Expenses - Selling, general and administrative expenses are charged to income as incurred. Expenses promoting and selling products are classified as selling expenses and include such items as advertising, sales commissions and travel. Advertising expense amounted to $1.1 million, $1.6 million and $1.8 million in 2006, 2005, and 2004 respectively. General and administrative expenses include such items as officers' salaries, office supplies, insurance and office rental. In addition, general and administrative expenses include other operating items such as provision for doubtful accounts, professional (accounting and legal) fees, purchasing and environmental remediation costs.

Cash and Cash Equivalents - All highly liquid debt instruments with a maturity of three months or less at the time of purchase are considered to be cash equivalents.

Restricted Cash – Under the terms of its revolving credit agreement, payments on the Company's accounts receivable are deposited in an account assigned by the Company to its lender and the funds in that account are used by the lender to pay down any loan balance. Restricted cash represents funds deposited in this account but not immediately applied to the loan balance. At December 31, 2006 and 2005, cash of approximately $3.6 million and $2.7 million, respectively, was restricted under this financing agreement. Additionally, $6.1 million remaining from a $14.5 million settlement received in August 2004 from an insurance carrier is included as restricted cash at December 31, 2006.

Short-Term Investments - The Company invests in highly liquid debt instruments with strong credit ratings. Commercial paper investments with a maturity greater than three months, but less than one year at the time of purchase, are considered to be short-term investments. The Company maintains cash and cash equivalents and short-term investments with certain financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy.

Inventories - Inventories are stated at the lower of LIFO cost or market. The LIFO (last-in, first-out) method of determining cost is used for substantially all inventories. The Company records as a charge to cost of goods sold any amount required to reduce the carrying value of inventories to the net realizable sales value.

Property, Plant, and Equipment - Property, plant, and equipment are recorded at cost and are depreciated over their estimated useful lives (30 years for buildings, 15 years for building improvements, production equipment and heavy-duty vehicles, 3 to 10 years for light-duty vehicles and office furnishings and equipment) on the straight-line method for financial reporting and accelerated methods for income tax purposes. Costs of major additions and betterments are capitalized; maintenance and repairs which do not improve or extend the life of the respective assets are charged to operations as incurred. When an asset is sold, retired or otherwise disposed of, the cost of the asset and the related accumulated depreciation are removed from the respective accounts and any resulting gain or loss is reflected in operations.

Debt Issue Costs - Costs incurred in connection with the issuance of debt have been capitalized and are being amortized over the life of the related debt. Such costs at December 31, 2006 and 2005 amounted to $0.5 million and $0.8 million, respectively, net of accumulated amortization of $2.8 million and $2.5 million, respectively, and are included in other non-current assets.

Environmental Remediation - The Company is subject to federal, state and local environmental laws and regulations. The Company records a liability for environmental remediation claims when a cleanup program or claim payment becomes probable and the costs can be reasonably estimated. The recorded liabilities are not discounted for delays in future payments (see Note 16).

Asbestos Liabilities and Plan of Reorganization – The Company is a defendant in a large number of asbestos-related lawsuits and has filed a proposed plan of reorganization under Chapter 11 of the United States Bankruptcy Code to resolve this liability (see Note 17). Accounting for asbestos-related and reorganization costs includes significant assumptions and estimates, and actual results could differ materially from those estimates.

Income Taxes - The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Under SFAS No. 109, deferred tax assets and liabilities are recognized based on temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. SFAS No. 109 requires current recognition of net deferred tax assets to the extent that it is more likely than not that such net assets will be realized. To the extent that the Company believes that its net deferred tax assets will not be realized, a valuation allowance must be recorded against those assets.

Allowance for Doubtful Accounts and Cash Discounts – The Company provides an allowance for doubtful accounts and cash discounts based on estimates of historical collection experience and a review of the current status of trade accounts receivable, revising its estimates when circumstances dictate.

Product Warranties – The Company provides product warranties for specific product lines and accrues for estimated future warranty cost in the period in which the revenue is recognized. The following table sets forth activity in the Company's warranty reserves (in millions):

	December 31,		
	2006	2005	2004
Beginning balance	**$ 2.1**	$ 2.7	$ 3.1
Accruals	**3.8**	3.7	5.0
Charges	**(3.9)**	(4.3)	(5.4)
Ending balance	**$ 2.0**	$ 2.1	$ 2.7

Shipping and Handling Costs - Shipping costs for the years ended December 31, 2006, 2005, and 2004 were $0.6 million, $0.9 million, and $1.9 million, respectively, and are included in selling, general and administrative expenses.

Earnings Per Share – SFAS No. 128, "Earnings Per Share", requires the computation of basic and diluted earnings per share. The calculation of basic earnings per share is based on the average number of common shares outstanding during the period. Diluted earnings per share reflect the effect of all potentially diluted securities which consist of outstanding common stock options..

Long-lived Assets - The Company periodically considers whether there has been a permanent impairment in the value of its long-lived assets, primarily property and equipment, in accordance with Financial Accounting Standards Board ("FASB") Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company evaluates various factors, including current and projected future operating results and the undiscounted cash flows for the under-performing long-lived assets. The Company then compares the carrying amount of the asset to the estimated future undiscounted cash flows expected to result from the use of the asset. To the extent that the estimated future undiscounted cash flows are less than the carrying amount of the asset, the asset is written down to its estimated fair market value and an impairment loss is recognized. The value of impaired long-lived assets is adjusted periodically based on changes in these factors. At December 31, 2006, the Company determined, based on its evaluation, that the carrying value of its long-lived assets was appropriate. No adjustments to the carrying costs were made.

Share Based Payment - On December 16, 2004, the FASB issued Statement No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123R supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and amends SFAS No. 95, "Statement of Cash Flows" ("SFAS No. 95"). Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant. Pro forma disclosure is no longer permitted.

Effective January 1, 2006, the Company adopted SFAS 123R using the modified prospective method as permitted under SFAS 123R. Under this transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. In accordance with the modified prospective method of adoption, the Company's results of operations and financial position for prior periods have not been restated. Prior to the adoption of SFAS 123R, the Company accounted for stock option grants in accordance with APB No. 25, (the intrinsic value method) and, accordingly, recognized no compensation expense for stock option grants as the exercise price of the grant was equal to the market price of the underlying common stock on the date of grant.

As a result of adopting SFAS 123R effective January 1, 2006, income before taxes, net income and basic and diluted earnings per share for the year were $223 thousand and $0.03 per share lower, respectively, than if the Company had continued to account for stock-based compensation under APB Opinion No. 25 for our stock option grants.

At December 31, 2006, there was $47 thousand of unrecognized compensation expense related to share-based payments, which is expected to be recognized over a weighted-average period of 3.5 years.

The following table details the effect on net income (loss) and earnings (loss) per share had stock-based compensation expense been recorded for the fiscal years 2005 and 2004 based on the fair-value method under SFAS 123:

(in thousands, except per share data)	For Year Ended December 31, 2005	For Year Ended December 31, 2004
Net income (loss):		
As reported	$(21,575)	$ 2,948
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects, pro forma	232	203
As adjusted	$(21,807)	$ 2,745
Net income (loss) per share:		
As reported-basic	$ (2.61)	$ 0.36
Pro forma compensation expense	(0.03)	(0.02)
As adjusted-basic	$ (2.64)	$ 0.34
Net income (loss) per share:		
As reported-diluted	$ (2.61)	$ 0.35
Pro forma compensation expense	(0.03)	(0.02)
As adjusted-diluted	$ (2.64)	$ 0.33

The fair value for these options granted was estimated at the date of grant using a Black-Scholes option pricing model. A summary of the assumptions used for stock option grants are as follows:

1995 Stock Option Plan		**For Year Ended December 31,**		
		2006	2005	2004
	Dividend yield	**0.0%**	0.0%	0.0%
	Expected volatility	**92.0%**	92.0%	92.0%
	Option forfeiture rate	**10.0%**	10.0%	10.0%
	Risk free interest rate	**5.1%**	4.9%	5.0%
	Expected lives	**7.0 years**	7.0 years	7.0 years

1999 Stock Option Plan		**For Year Ended December 31,**		
		2006	2005	2004
	Dividend yield	**0.0%**	0.0%	0.0%
	Expected volatility	**92.0%**	92.0%	92.0%
	Option forfeiture rate	**10.0%**	10.0%	10.0%
	Risk free interest rate	**4.9%**	5.9%	2.4%
	Expected lives	**3.0 years**	3.0 years	3.0 years

	For Year Ended December 31,		
	2006	2005	2004
Fair value of option grants under the 1995 Plan	**N/A**	$ 4.66	$ 1.59
Fair value of option grants under the 1999 Plan	**$ 1.87**	$ 2.39	$ 2.34

New Accounting Standards

In December 2004, the FASB issued Statement No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123R supersedes APB No. 25, and amends FASB Statement No. 95, "Statement of Cash Flows". The approach to quantifying stock-based compensation expense in SFAS 123R is similar to SFAS 123. However, the revised statement requires all shared-based payments to employees, including grants of employee stock options, to be recognized as an expense in the Consolidated Statements of Operations based on their fair values as they are earned by the employees under the vesting terms. Pro forma disclosure of stock option expense, as is the Company's practice under SFAS 123, is not permitted after 2005. The Company followed the "modified prospective" method of adoption of SFAS 123R whereby earnings for prior periods were not restated as though stock based compensation had been expensed, rather than the "modified retrospective" method which would entail restatement of previously published earnings. The Company adopted SFAS 123R as required on January 1, 2006.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes - An interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 provides for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. The Company will adopt this Interpretation in the first quarter of 2007. The cumulative effects, if any, of applying FIN 48 will be recorded as an adjustment to retained earnings. The Company is currently assessing the impact of FIN 48 on its financial position and results of operations (see Note 12).

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS No. 158"), which amends SFAS No. 87, "Employers Accounting for Pensions", SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", SFAS No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions", and SFAS No. 132R, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (revised 2003). SFAS No. 158 requires companies to recognize an asset or liability for the over-funded or under-funded status of their benefit plans in their financial statements. SFAS No. 158 also requires the measurement date for plan assets and liabilities to coincide with the sponsor's year end. This standard provides two transition alternatives related to the change in measurement date provisions. The recognition of an asset and liability related to the funded status provision is effective for fiscal years ending after December 15, 2006, and the change in measurement date provisions is effective for fiscal years ending after December 15, 2008. The impact from the recognition at December 31, 2006 of previously unrecognized amounts reduced shareholders' equity by approximately $3.8 million, net of $0 million of taxes (see Note 11).

Reclassifications - Certain amounts appearing in the prior years' financial statements have been reclassified to conform to the current year's presentation. In 2006, the Company netted its deferred tax assets and liabilities on the consolidated balance sheet, which in prior periods were reported separately in assets and liabilities (see Note 12).

3. Inventories:

A summary of the major components of inventories is as follows (in thousands):

	December 31, 2006	December 31, 2005
Finished goods	**$ 26,515**	$ 25,548
Work-in-process	**1,912**	1,497
Raw materials and supplies	**5,793**	7,562
Total inventories	**$ 34,220**	$ 34,607

If the FIFO (first in, first out) inventory method, which approximates replacement cost, had been used to value these inventories, they would have been $2,700 higher at December 31, 2006 and $1,672 higher at December 31, 2005. During 2006, 2005 and 2004 certain inventory quantities were reduced, which resulted in liquidations of LIFO (last in, first out) inventory layers. The effect of the liquidations was to increase cost of sales by $28 and $445 in 2006 and 2005 respectively, and decrease cost of sales by $108 in 2004. The LIFO method is utilized in determining inventory values as it results in better matching of costs and revenue.

4. Property, Plant, and Equipment:

A summary of the major components of property, plant, and equipment is as follows (in thousands):

	December 31, 2006	December 31, 2005
Land	**$ 2,931**	$ 2,931
Buildings and improvements	**47,136**	46,522
Machinery and equipment	**187,583**	183,595
Construction-in-progress	**4,111**	4,072
	241,761	237,120
Less accumulated depreciation	**174,004**	163,913
Total property, plant, and equipment, net	**$ 67,757**	$ 73,207

Interest is capitalized in connection with the construction of major facilities and equipment. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. Capitalized interest costs were $0.1 million in 2006, $0.1 million in 2005 and $0.2 million in 2004.

Capital spending included $1.3 million related to the replacement of damaged equipment resulting from an explosion. The cost to replace this equipment was reimbursed by the Company's insurer.

5. Liabilities Subject to Compromise:

As a result of the Company's Chapter 11 filing (see Notes 1 and 17), pursuant to SOP 90-7, the Company is required to segregate pre-petition liabilities that are subject to compromise and report them separately on the consolidated balance sheet. Liabilities that may be affected by a plan of reorganization are recorded at the amount of the expected allowed claims, even if they may be settled for lesser amounts. Substantially all of the Company's pre-petition debt is recorded at face value and is classified within liabilities subject to compromise. In addition, the Company's accrued interest expense on its Senior Notes is also recorded in liabilities subject to compromise.

Liabilities subject to compromise are as follows (in thousands):

	December 31, 2006	December 31, 2005
Current		
Pre-petition other payables and accrued interest	**$ 34,602**	$ 23,990
Non-current		
Debt (at face value)	**100,000**	100,000
Pension liability	**15,494**	16,871
Other post-retirement benefit obligation	**9,249**	8,407
Pre-petition other liabilities	**11,790**	13,583
Total liabilities subject to compromise	**$ 171,135**	$ 162,851

Additional pre-petition claims (liabilities subject to compromise) may arise due to the rejection of executory contracts or unexpired leases, or as a result of the allowance of contingent or disputed claims.

6. Accrued Liabilities:

A summary of the significant components of accrued liabilities consists of the following (in thousands):

	December 31, 2006	December 31, 2005
Accrued warranty, marketing and sales promotion	**$ 18,429**	$ 19,129
Employee compensation and related benefits	**3,333**	3,674
Other	**501**	269
Total accrued liabilities	**$ 22,263**	$ 23,072

As a result of the Company's Chapter 11 bankruptcy filing and in accordance with SOP 90-7, certain liabilities are included in liabilities subject to compromise on the balance sheet as of December 31, 2006. (see Note 5).

7. Debt:

In January 2004, the Bankruptcy Court authorized entry of a final order approving Congoleum's debtor-in-possession financing, which replaced its pre-petition credit facility on substantially similar terms. The debtor-in-possession financing agreement (as amended and approved by the Bankruptcy Court to date) provides a revolving credit facility expiring on (i) the earlier of June 30, 2007 and (ii) the date the plan of reorganization in Congoleum's bankruptcy cases as confirmed by the Bankruptcy Court becomes effective. Total borrowing under the facility may not exceed $30 million. Interest is based on 0.25% above the prime rate. This financing agreement contains certain covenants, which include the maintenance of minimum earnings before interest, taxes, depreciation and amortization ("EBITDA"). It also includes restrictions on the incurrence of additional debt and limitations on capital expenditures. The covenants and conditions under this financing agreement must be met in order for the Company to borrow from the facility. The Company was in compliance with these covenants at December 31, 2006. Borrowings under this facility are collateralized by inventory and receivables. At December 31, 2006, based on the level of receivables and inventory, $18.4 million was available under the facility, of which $5.1 million was utilized for outstanding letters of credit and $12.7 million was utilized by the revolving loan. The Company anticipates that its debtor-in-possession financing facility (including anticipated extensions thereof) together with cash from operations will provide it with sufficient liquidity to operate during 2007 while under Chapter 11 protection. There can be no assurances that the Company will continue to be in compliance with the required covenants under this facility or that the debtor-in-possession facility (as extended) will be renewed prior to its expiration if a plan of reorganization is not confirmed before that time. For a plan of reorganization to be confirmed, the Company will need to obtain and demonstrate the sufficiency of exit financing. The Company cannot presently determine the terms of such financing, nor can there be any assurances of its success obtaining it.

On August 3, 1998, the Company issued $100 million of the Senior Notes priced at 99.505% to yield 8.70%. The Senior Notes are redeemable at the option of the Company, in whole or in part, at any time on or after August 1, 2003 at predetermined redemption prices (ranging from 104% to 100%), plus accrued and unpaid interest to the date of redemption. The indenture governing the Senior Notes includes certain restrictions on additional indebtedness and uses of cash, including dividend payments. The commencement of the Chapter 11 proceedings constituted an event of default under the indenture governing the Senior Notes. During 2003, the Company and the trustee under the indenture governing the Senior Notes amended the indenture, and sufficient note holders consented, to explicitly permit the Company to take steps in connection with preparing and filing its prepackaged plan of reorganization under Chapter 11 of the Bankruptcy Code. In addition, due to the Chapter 11 proceedings, the Company was precluded from making the interest payments due February 1, 2004, August 1, 2004, February 1, 2005, August 1, 2005, February 1, 2006 and August 1, 2006 on the Senior Notes. The amount of accrued interest that was not paid on the Senior Notes as of December 31, 2006 is approximately $29.5 million. As of December 31, 2006, the principal amount of the Senior Notes, net of unamortized original issue discount, was $99.9 million. These amounts, plus $3.7 million of accrued interest on the interest due but not paid from February 1, 2004, August 1, 2004, February 1, 2005 August 1, 2005, February 1, 2006 and August 1, 2006 are included in "Liabilities Subject to Compromise" (see Note 5)

8. Other Liabilities:

As a result of the Company's Chapter 11 bankruptcy filing and in accordance with SOP 90-7, certain liabilities are included in liabilities subject to compromise on the balance sheet as of December 31, 2006 (see Note 5).

9. Research and Development Costs:

Total research and development costs charged to operations amounted to $4.2 million, $4.3 million and $4.3 million for the years ended December 31, 2006, 2005 and 2004, respectively.

10. Operating Lease Commitments and Rent Expense:

The Company leases certain office facilities and equipment under leases with varying terms. Certain leases contain rent escalation clauses. These rent expenses are recognized on a straight-line basis over the respective term of the lease.

Future minimum lease payments of non-cancelable operating leases having initial or remaining lease terms in excess of one year as of December 31, 2006 are as follows (in thousands):

Years Ending:	
2007	$ 2,710
2008	2,465
2009	2,287
2010	1,839
Thereafter	--
Total minimum lease payments	$ 9,301

Rent expense was $3.2 million, $3.8 million and $4.0 million for the years ended December 31, 2006, 2005 and 2004, respectively.

11. Pensions and Other Postretirement Plans:

The Company sponsors several non-contributory defined benefit pension plans covering most of the Company's employees. Benefits under the plans are based on years of service and employee compensation. Amounts funded annually by the Company are actuarially determined using the projected unit credit and unit credit methods and are equal to or exceed the minimum required by government regulations. The Company also maintains health and life insurance programs for retirees (reflected in the table below in "Other Benefits").

The following summarizes the change in the benefit obligation, the change in plan assets, the funded status, and reconciliation to the amounts recognized in the balance sheets for the pension benefits and other benefit plans. The measurement date for all items set forth below is the last day of the fiscal year presented.

Obligations and Funded Status:

	At December 31,			
	Pension Benefits		**Other Benefits**	
(in thousands)	**2006**	2005	**2006**	2005
Change in Benefit Obligation:				
Benefit obligation at beginning of year	**$ 75,245**	$ 71,598	**$ 8,988**	$ 8,542
Service cost	**1,327**	1,280	**194**	183
Interest cost	**4,485**	4,373	**537**	520
Actuarial loss	**3,826**	2,609	**420**	212
Benefits paid	**(5,062)**	(4,615)	**(475)**	(469)
Benefit obligation at end of year	**$ 79,821**	$ 75,245	**$ 9,664**	$ 8,988
Change in Plan Assets:				
Fair value of plan assets at beginning of year	**$ 55,970**	$ 52,708	**$ --**	$ --
Actual return on plan assets	**6,837**	2,791	**--**	--
Employer contribution	**6,574**	5,086	**--**	--
Benefits paid	**(5,062)**	(4,615)	**--**	--
Fair value of plan assets at end of year	**$ 64,319**	$ 55,970	**$ --**	$ --
Unfunded status	**(15,502)**	$ (19,275)	**$ (9,664)**	$ (8,988)
Unrecognized net actuarial loss	**22,711**	23,413	**458**	118
Unrecognized prior service cost	**76**	(140)	**13**	47
Net amount recognized	**$ 7,285**	$ 3,998	**$ (9,193)**	$ (8,823)

Amounts recorded in the balance sheets consist of:

(in thousands)	Pension Benefits 2006	Pension Benefits 2005	Other Benefits 2006	Other Benefits 2005
Accrued benefit cost	**$ (15,502)**	$ (17,097)	**$ (9,664)**	$ (8,988)
Intangible asset	**--**	134	**--**	--
Accumulated other comprehensive income	**22,787**	20,961	**471**	165
Net amounts recorded	**$ 7,285**	$ 3,998	**$ (9,193)**	$ (8,823)

Included in accumulated other comprehensive loss at December 31, 2006 and 2005 was the tax effect of $0.2 million for the changes in minimum pension liability recorded in prior years.

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

(in thousands)	December 31, 2006	December 31, 2005
Projected benefit obligation	**$79,821**	$75,245
Accumulated benefit obligation	**76,549**	72,841
Fair value of plan assets	**64,319**	55,970

Components of Net Periodic Benefit Cost:

(in thousands)	Pension Benefits 2006	Pension Benefits 2005	Pension Benefits 2004	Other Benefits 2006	Other Benefits 2005	Other Benefits 2004
Service cost	**$1,327**	$ 1,280	$1,293	**$ 194**	$183	$170
Interest cost	**4,485**	4,373	4,263	**537**	520	484
Expected return on plan assets	**(3,985)**	(3,713)	(3,380)	**--**	--	--
Recognized net actuarial loss	**1,676**	1,328	1,447	**80**	59	49
Amortization of transition obligation	**--**	(54)	(72)	**--**	--	--
Amortization of prior service cost	**(215)**	(288)	(285)	**34**	(188)	(462)
Net periodic benefit cost	**$3,288**	$2,926	$3,266	**$ 845**	$574	$241

For the Company's pension plans, the estimated net loss and prior service cost to be amortized from accumulated other comprehensive loss during 2007 is expected to be $1.4 million and $49 thousand, respectively. For the Company's post-retirement benefit plans, the estimated net loss and prior service cost to be amortized from accumulated other comprehensive loss during 2007 is expected to be $71 thousand and $10 thousand, respectively.

Additional Information:

Prior to the adoption of SFAS No. 158, the Company recorded an increase to the additional minimum pension liability of $1.3 million and $2.4 million for the years ended December 31, 2006 and 2005 respectively.

The Company adopted SFAS No. 158 as of December 31, 2006. The impact from recognizing the funded status of the defined benefit plans, representing the fair value of the plan assets versus the projected benefit obligation, was a decrease to Stockholders' Equity of $3.8 million. No tax effect was recorded for the cumulative adjustment to equity because the Company has a full valuation allowance recorded against its net deferred tax assets. The Company uses a fiscal year-end date to value all plans. The following table summarized the impact of adopting SFAS No. 158 on the Consolidated Balance Sheet at December 31, 2006:

(in thousands)	Defined Benefit Plans Before Adoption of SFAS No. 158	Impact of SFAS No. 158 Adoption	Defined Benefit Plans After Adoption of SFAS No. 158
Benefit liability	(21,376)	(3,790)	(25,166)
Accumulated other comprehensive loss	19,666	3,790	23,456

The weighted average assumptions used to determine benefit obligation as of year-end were as follows:

	Pension Benefits		Other Benefits	
	2006	2005	**2006**	2005
Discount rate	**6.00%**	6.00%	**6.00%**	6.00%
Rate of compensation increase	**5.00%**	5.00%	--	--

The weighted average assumptions used to determine net periodic benefit cost were as follows:

	Pension Benefits			Other Benefits		
	2006	2005	2004	**2006**	2005	2004
Discount rate	**6.00%**	6.25%	6.25%	**6.00%**	6.25%	6.25%
Expected long-term return on plan assets	**7.00%**	7.00%	7.00%	--	--	--
Rate of compensation increase	**5.00%**	5.00%	5.50%	--	--	--

In developing the overall expected long-term return on plan assets assumption, a building block approach was used in which rates of return in excess of inflation were considered separately for equity securities, debt securities, and other assets. The excess returns were weighted by the representative target allocation and added along with an appropriate rate of inflation to develop the overall expected long-term return on plan assets assumption. The Company believes this determination is consistent with SFAS No. 87.

Assumed healthcare cost trend rates as of year-end were as follows:

	December 31,	
	2006	2005
Healthcare cost trend rate assumed for next year	**9.0%**	10.0%
Ultimate healthcare cost trend rate	**5.0%**	5.0%
Year that the assumed rate reaches ultimate rate	**2011**	2011

Assumed healthcare cost trend rates have a significant effect on the amounts reported for healthcare benefits. A one-percentage point change in assumed healthcare cost trend rates would have the following effects:

(in thousands)	1 Percentage Point Increase	1 Percentage Point Decrease
Effect on total of service and interest cost components	$ 66	$ 58
Effect on post-retirement benefit obligation	$ 715	$ 649

Plan Assets:

For the pension plans, the weighted-average asset allocation at December 31, 2006 and 2005 by asset category is as follows:

	Plan Assets at December 31,	
Asset Category:	**2006**	2005
Equity securities	**63%**	60%
Debt securities	**36%**	39%
Other	**1%**	1%
Total	**100%**	100%

The Company has developed an investment strategy for the pension plans. The investment strategy is to emphasize total return; that is, the aggregate return from capital appreciation and dividend and interest income. The primary objective of the investment management for the plans' assets is the emphasis on consistent growth; specifically, growth in a manner that protects the plans' assets from excessive volatility in market value from year to year. The investment policy takes into consideration the benefit obligations, including timing of distributions.

The primary objective for the plans is to provide long-term capital appreciation through investment in equity and debt securities. The Company's target asset allocation is consistent with the weighted – average allocation at December 31, 2006.

The Company selects professional money managers whose investment policies are consistent with the Company's investment strategy and monitors their performance against appropriate benchmarks.

Contributions:

The Company expects to contribute $6.7 million to its pension plan and $0.5 million to its other postretirement plan in 2007.

Estimated Future Benefit Payments:

The following benefit payments, which reflect future service as appropriate, are expected to be paid. The benefit payments are based on the same assumptions used to measure the Company's benefit obligation at the end of 2006.

(in thousands)	Pension Benefit	Other Benefits Projected Net Benefit Payments
2007	$ 5,055	$ 517
2008	5,137	606
2009	5,254	661
2010	5,432	719
2011	5,503	794
2012-2016	30,088	4,534

Defined Contribution Plan:

The Company also has two 401(k) defined contribution retirement plans that cover substantially all employees. Eligible employees may contribute up to 20% of compensation, with partially matching Company contributions. The charge to income relating to the Company match was $0.4 million, $0.3 million and $0.7 million for the years ended December 31, 2006, 2005 and 2004, respectively.

12. Income Taxes:

The Company recorded a tax benefit of $0.8 million on loss before income taxes of $0.2 million in 2006. In 2006 the Internal Revenue Service (IRS) completed and closed its audit of the Company's income tax returns for the years 2000 to 2003 and the Company entered into a closing agreement with the IRS in December 2006, after which it reversed previously established reserves for the years under audit, resulting in the tax benefit recorded in 2006. The Company recorded a tax benefit of $2.6 million on loss before income taxes of $24.2 million in 2005 and a tax benefit of $2.5 million on income before taxes of $0.4 million in 2004. These tax benefits primarily related to the tax benefits of carry back claims for prior year expenditures for asbestos related liabilities.

Income taxes are comprised of the following (in thousands):

	For the years ended December 31,		
	2006	2005	2004
Current:			
Federal	**$ (877)**	$ (2,680)	$ 39
State	**33**	105	183
Deferred:			
Federal	**(524)**	417	(3,843)
State	**116**	(526)	(1,180)
Valuation allowance	**408**	109	2,256
Provision (benefit) for income taxes	**$ (844)**	$ (2,575)	$ (2,545)

The following is a reconciliation of the statutory federal income tax rate to the Company's effective tax rate expressed as a percentage of income before income taxes:

	For the years ended December 31,		
	2006	2005	2004
Statutory federal income tax rate	**34.0%**	34.0%	34.0%
State income taxes, net of federal benefit	**(7.4)**	(0.2)	30.0
Non-deductible, meal and entertainment expense	**(78.8)**	--	26.1
Change in valuation allowance	**12.7**	--	267.5
Tax credits	**28.9**	--	--
Change in prior year estimates	**(259.3)**	--	--
Reorganization costs	--	(14.3)	--
Benefit of net operating loss	--	(9.7)	(991.2)
Adjustment to current tax reserve	**782.0**	--	--
Other	**(0.6)**	0.9	1.4
Effective tax rate	**511.5%**	10.7%	(632.2%)

During 2006 and 2005, the Company made payments for income taxes of $64 thousand and $149 thousand. In 2005, the Company received income tax refunds of $19 thousand, and in 2004 the Company received income tax refunds of $1.6 million.

Deferred income taxes are recorded using enacted tax rates based upon differences between financial statement and tax bases of assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The components of the deferred tax asset and liability relate to the following temporary differences (in thousands):

	December 31, 2006	December 31, 2005
Deferred tax assets:		
Accounts receivable	$ 121	$ 121
Environmental remediation and product-related reserves	8,267	12,716
Postretirement benefit obligations	531	3,592
Tax credit and other carryovers	16,192	9,129
Other accruals	1,215	1,251
Deferred tax assets	26,326	26,809
Valuation allowances	(5,021)	(4,688)
Net deferred tax asset	21,305	22,121
Deferred tax liabilities:		
Depreciation and amortization	(8,489)	(9,971)
Inventory	(1,779)	(1,626)
Other	(11,037)	(10,524)
Total deferred tax liabilities	(21,305)	(22,121)
Net deferred tax assets	$ --	$ --

At December 31, 2006 and 2005, the Company had available federal net operating loss carry forwards of approximately $30.5 million and $12.7 million, respectively, to offset future taxable income. The federal loss carry forwards will begin to expire in 2025.

13. Supplemental Cash Flow Information:

Cash payments for interest were $0.8 million, $0.6 million, and $0.6 million for the years ended December 31, 2006, 2005 and 2004, respectively. Net cash refunds for income taxes were $0.0 million, $0.0 million, and $1.6 million for the years ended December 31, 2006, 2005 and 2004, respectively.

14. Related Party Transactions:

The Company and its controlling shareholder, American Biltrite Inc. ("ABI"), provide certain goods and services to each other pursuant to negotiated agreements. The Company had the following transactions with ABI (in thousands):

	For the years ended December 31,		
	2006	2005	2004
Sales made to ABI	**$ 14**	$ 13	$ 54
Sales commissions earned by ABI	**525**	246	215
Raw material transfers to ABI	**1,109**	866	1,521
Computer service income earned from ABI	**50**	52	54
Material purchases from ABI	**5,290**	5,628	6,718
Management fees paid to ABI	**674**	651	1,527

There were no amounts due from ABI on December 31, 2006 and December 31, 2005 respectively. Amounts as of December 31, 2006 and 2005 due to ABI totaled $0.4 million and $0.6 million, respectively, and are included in accounts payable and accrued expenses.

15. Major Customers:

Substantially all the Company's sales are to select flooring distributors and retailers located in the United States and Canada. Economic and market conditions, as well as the individual financial condition of each customer, are considered when establishing allowances for losses from doubtful accounts.

Two customers, LaSalle-Bristol Corporation and Mohawk Industries, Inc., accounted for 27% and 40%, respectively, of the Company's net sales for the year ended December 31, 2006, 28% and 39%, respectively, for the year ended December 31, 2005, and 26% and 44%, respectively, for the year ended December 31, 2004. Mohawk Industries accounted for 48% and 31% of accounts receivable at December 31, 2006 and 2005, respectively, while LaSalle-Bristol Corporation accounted for 6% and 24%, respectively, of accounts receivable at December 31, 2006 and 2005.

16. Environmental and Other Liabilities

The Company records a liability for environmental remediation claims when a cleanup program or claim payment becomes probable and the costs can be reasonably estimated. As assessments and cleanup programs progress, these liabilities are adjusted based upon the progress in determining the timing and extent of remedial actions and the related costs and damages. The recorded liabilities, totaling $4.4 million at December 31, 2006 and $4.3 million at December 31, 2005, are not reduced by the amount of insurance recoveries. Such estimated insurance recoveries approximated $2.2 million at December 31, 2006 and $1.9 million at December 31, 2005, and are reflected in other non-current assets. Receivables for expected insurance recoveries are recorded if the related carriers are solvent and paying claims under a reservation of rights or under an obligation pursuant to coverage in place or a settlement agreement. Substantially all of Congoleum's recorded insurance asset for environmental matters is collectible from a single carrier.

The Company is named, together with a large number (in most cases, hundreds) of other companies, as a potentially responsible party ("PRP") in pending proceedings under the federal Comprehensive Environmental Response, Compensation and Liability Act, as amended ("CERCLA"), and similar state laws. In addition, in four other instances, although not named as a PRP, the Company has received a request for information. The pending proceedings relate to eight disposal sites in New Jersey, Pennsylvania, and Maryland in which recovery from generators of hazardous substances is sought for the cost of cleaning up the contaminated waste sites. The Company's ultimate liability and funding obligations in connection with those sites depends on many factors, including the volume of material contributed to the site, the number of other PRPs and their financial viability, the remediation methods and technology to be used and the extent to which costs may be recoverable from insurance. However, under CERCLA and certain other laws, the Company, as a PRP, can be held jointly and severally liable for all environmental costs associated with a site.

The most significant exposure for which the Company has been named a PRP relates to a recycling facility site in Elkton, Maryland (the "Galaxy/Spectron Superfund Site"). The PRP group at this site is made up of 81 companies, substantially all of which are large financially solvent entities. Two removal actions were substantially complete as of December 31, 1998 and a groundwater treatment system was installed thereafter. The Environmental Protection Agency ("EPA") has selected a remedy for the soil and shallow groundwater ("Operable Unit 1" or OU-1); however, the remedial investigation/feasibility study related to the deep groundwater (OU-2) has not been completed. The PRP group, of which the Company is a part, has entered into a Consent Decree to perform the remedy for OU-1 and resolve natural resource damage claims. The Consent Decree also requires the PRPs to perform the OU-2 remedy, assuming that the estimated cost of the remedy is not more than $10 million. If the estimated cost of the OU-2 remedy is more than $10 million, the PRPs may decline to perform it or they may elect to perform anyway. Cost estimates for the OU-1 and OU-2 work combined (including natural resource damages) range between $22 million and $34 million, with the Company's share ranging between approximately $1.0 million and $1.6 million. This assumes that all parties participate and that none cash-out and pay a premium; those two factors may account for some fluctuation in the Company's share. Fifty percent (50%) of Congoleum's share of the costs is presently being paid by one of its insurance carriers, Liberty Mutual Insurance Company, whose remaining policy limits for this claim are expected to cover approximately $0.3 million in additional costs. Congoleum expects to fund the balance to the extent further insurance coverage is not available.

The Company filed a motion before the Bankruptcy Court seeking authorization and approval of the Consent Decree and related settlement agreements for the Galaxy/Spectron Superfund Site, as well authorization for Liberty Mutual Insurance Company and the Company to make certain payments that have been invoiced to the Company with respect to the Consent Decree and related settlement agreements. An order authorizing and approving the Consent Decree and related settlement agreements was issued by the Bankruptcy Court in August 2006.

The Company also accrues remediation costs for certain of the Company's owned facilities on an undiscounted basis. The Company has entered into an administrative consent order with the New Jersey Department of Environmental Protection and has established a remediation trust fund of $100 thousand as financial assurance for certain remediation funding obligations. Estimated total cleanup costs of $1.3 million, including capital outlays and future maintenance costs for soil and groundwater remediation, are primarily based on engineering studies. Of this amount, $0.3 million is included in current liabilities subject to compromise and $1.0 million is included in non-current liabilities subject to compromise.

The Company anticipates that these matters will be resolved over a period of years and that after application of expected insurance recoveries, funding the costs will not have a material adverse impact on the Company's liquidity or financial position. However, unfavorable developments in these matters could result in significant expenses or judgments that could have a material adverse effect on the financial position of the Company.

17. Asbestos Liabilities:

Claims Settlement and Chapter 11 Reorganization

In early 2003, the Company announced a strategy for resolving current and future asbestos claims liability through confirmation of a pre-packaged plan of reorganization under Chapter 11 of the Bankruptcy Code. Later in 2003, the Company entered into a settlement agreement with various asbestos personal injury claimants (the "Claimant Agreement"). As contemplated by the Claimant Agreement, the Company also entered into agreements establishing a pre-petition trust (the "Collateral Trust") to distribute funds in accordance with the terms of the Claimant Agreement and granting the Collateral Trust a security interest in the Company's rights under its applicable insurance coverage and payments from the Company's insurers for asbestos claims.

The Claimant Agreement established a compensable disease valuation matrix (the "Matrix") and allowed claimants who qualified to participate in the Claimant Agreement (the "Qualifying Claimants") to settle their claims for the Matrix value, secured in part (75%) by a security interest in the collateral granted to the Collateral Trust. The Collateral Trust provides for distribution of trust assets according to various requirements that give priority (subject to aggregate distribution limits) to participating claimants who had pre-existing unfunded settlement agreements ("Pre-Existing Settlement Agreements") with the Company and participating claimants who qualified for payment under unfunded settlement agreements entered into by the Company with plaintiffs that had asbestos claims pending against the Company and which claims were scheduled for trial after the effective date of the Claimant Agreement but prior to the commencement of the Company's anticipated Chapter 11 reorganization case ("Trial-Listed Settlement Agreements").

The Claimant Agreement incorporated Pre-Existing Settlement Agreements and the settlement of certain Trial-Listed Settlement Agreement claims for a fully secured claim against the Collateral Trust, and it settled all other claims for a secured claim against the Collateral Trust equal to 75% of the claim value and an unsecured claim for the remaining 25%. In December 2005, the Company commenced the Avoidance Actions seeking to void the security interest granted to the Collateral Trust and such settlements.

In October 2003, the Company began soliciting acceptances for its proposed pre-packaged plan of reorganization and the Company received the votes necessary for acceptance of the plan in late December 2003. On December 31, 2003, Congoleum filed a voluntary petition with the United States Bankruptcy Court for the District of New Jersey (Case No. 03-51524) seeking relief under Chapter 11 of the Bankruptcy Code. In January 2004, the Company filed its proposed plan of reorganization and disclosure statement with the Bankruptcy Court.

In November 2004, Congoleum filed the Fourth Plan with the Bankruptcy Court reflecting the result of further negotiations with representatives of the ACC, the FCR and other asbestos claimant representatives. The Bankruptcy Court approved the disclosure statement and plan voting procedures in December 2004 and Congoleum obtained the requisite votes of asbestos personal injury claimants necessary to seek approval of the Fourth Plan.

In April 2005, Congoleum announced that it had reached an agreement in principle with representatives of the ACC and the FCR to make certain modifications to its proposed plan of reorganization and related documents governing the settlement and payment of asbestos-related claims against Congoleum. Under the agreed-upon modifications, asbestos claimants with claims settled under Congoleum's pre-petition settlement agreements would agree to forbear from exercising the security interest they were granted and share on a *pari passu* basis with all other present and future asbestos claimants in insurance proceeds and other assets of the Plan Trust.

In July 2005, Congoleum filed the Sixth Plan and related documents with the Bankruptcy Court which reflected the result of these negotiations, as well as other technical modifications. The Bankruptcy Court approved the disclosure statement and voting procedures and Congoleum commenced solicitation of acceptances of the Sixth Plan in August 2005. In September 2005, Congoleum learned that certain asbestos claimants were unwilling to agree to forbear from exercising their security interest as contemplated by the Sixth Plan and subsequently withdrew the Sixth Plan.

In November 2005, the Bankruptcy Court denied a request to extend Congoleum's exclusive right to file a plan of reorganization and solicit acceptances thereof. In March 2006, Congoleum filed the Eighth Plan. In addition, an insurance company, CNA, filed a plan of reorganization and the Bondholders' Committee also filed a plan of reorganization. In May 2006, the Bankruptcy Court ordered all parties in interest in Congoleum's reorganization proceedings to participate in global mediation discussions. Several mediation sessions took place from June through September 2006. During the initial mediation negotiations, Congoleum reached an agreement in principle, subject to mutually agreeable definitive documentation, with the ACC, the FCR and the Company's controlling shareholder, ABI, on certain terms of the Ninth Plan, which Congoleum filed and proposed jointly with the ACC in August 2006. CNA and the Bondholders' Committee jointly filed a new, competing plan in August 2006 and each withdrew its prior plan of reorganization. Following further mediated negotiations, Congoleum, the ACC, the FCR, ABI and the Bondholders' Committee reached agreement on terms of the Tenth Plan, which Congoleum filed jointly with the ACC in September 2006. Following the Bondholders' Committee's withdrawal of support for CNA's plan, CNA filed the CNA Plan. In October 2006, Congoleum and the ACC jointly filed a revised version of the Tenth Plan, the Eleventh Plan, which reflected minor technical changes agreed to by the various parties supporting Congoleum's plan. In October 2006, the Bankruptcy Court held a hearing to consider the adequacy of the disclosure statements with respect to the Tenth Plan and the CNA Plan and to hear arguments on respective summary judgment motions that the Tenth Plan and the CNA Plan are not confirmable as a matter of law. The Bankruptcy Court provisionally approved the disclosure statements for both the Tenth Plan and the CNA Plan subject to the Bankruptcy Court's ruling on the respective summary judgment motions. In February 2007, the Bankruptcy Court issued two separate opinions ruling that the Tenth Plan and the CNA Plan are not confirmable as a matter of law. Because the Tenth Plan and Eleventh Plan are substantially identical, the Company believes the ruling issued with respect to the Tenth Plan also applies to the Eleventh Plan. In March 2007, Congoleum resumed global plan mediation discussions seeking to resolve the issues raised in the Bankruptcy Court's ruling with respect to the Tenth Plan. Congoleum has also appealed the ruling with respect to the Tenth Plan to the District Court.

There can be no assurance that the Company will be successful in its appeal or in negotiating a new plan of reorganization that resolves the issues raised in the Bankruptcy Court's ruling with respect to the Tenth Plan, that the Company will obtain approval to solicit acceptances of a new plan of reorganization, that the Company will receive the acceptances necessary for confirmation of a plan of reorganization, that any proposed plan will not be modified further, that a plan will receive necessary court approvals from the Bankruptcy Court and the District Court, or that such approvals will be received in a timely fashion, that a plan will be confirmed, that a plan, if confirmed, will become effective, or that there will be sufficient funds to pay for continued litigation over a plan of reorganization. It also is unclear whether any other person will attempt to propose a plan or what any such plan would provide or propose, and whether the Bankruptcy Court would approve such a plan.

Congoleum is presently involved in litigation with certain insurance carriers related to disputed insurance coverage for asbestos related liabilities, and certain insurance carriers filed various objections to Congoleum's previously proposed plans of reorganization and related matters and are expected to file objections to any future plan. Certain other parties have also filed various objections to Congoleum's previously proposed plans of reorganization and may file objections to any future plan.

During 2005 and 2006, Congoleum entered into a number of settlement agreements with excess insurance carriers over coverage for asbestos-related claims. In May 2005, certain AIG companies agreed to pay approximately $103 million over ten years to the Plan Trust. This settlement resolves coverage obligations of policies with a total of $114 million in liability limits for asbestos bodily injury claims. Payment is subject to various conditions, including without limitation, the effectiveness of a plan of reorganization that provides AIG with certain specified relief including a channeling injunction pursuant to Section 524(g) of the Bankruptcy Code. An insurer appealed the approval order granted by the Bankruptcy Court to the District Court. The District Court, however, entered an order in September 2006 that administratively terminated the appeal. The AIG settlement provides that any party may declare that the settlement agreement is null and void if the Confirmation Order fails to become a final order by May 12, 2007, and AIG may terminate the settlement agreement pursuant to this provision. In June 2005, the Company entered into a settlement agreement with certain underwriters at Lloyd's, London, pursuant to which the certain underwriters paid approximately $20 million into an escrow account in exchange for a release of insurance coverage obligations. The escrow agent will transfer the funds to the Plan Trust once a plan of reorganization with the Section 524(g) protection specified in the settlement agreement goes effective and the Bankruptcy Court approves the transfer of the funds. The settlement provided that any party may declare that the settlement was null and void if the confirmation order fails to become a final order by June 22, 2007. In August 2005, the Company entered into a settlement agreement with Federal Insurance Company pursuant to which Federal will pay $4 million to the Plan Trust, subject to certain adjustments, once a plan of reorganization with the Section 524(g) protection specified in the settlement agreement goes effective and the Bankruptcy Court approves the transfer of the funds. The FCR appealed the approval order granted by the Bankruptcy Court to the District Court. The FCR, Federal and the Company have reached an agreement to resolve the appeal pursuant to which the Federal settlement agreement will be amended to fix the settlement amount payable by Federal at $2.1 million and to delete from the settlement agreement the adjustment mechanism, which operated under certain circumstances to reduce the settlement amount, and the Bankruptcy Court has approved this treatment. In October 2005, Congoleum entered into a settlement agreement with Mt. McKinley Insurance Company and Everest Reinsurance Company pursuant to which Mt. McKinley and Everest paid $21.5 million into an escrow account. The escrow agent will transfer the funds to the Plan Trust once a plan of reorganization with the Section 524(g) protection specified in the settlement agreement goes effective and the Bankruptcy Court approves the transfer of the funds. An insurer and the FCR have appealed the approval order granted by the Bankruptcy Court to the District Court, but the appeal has been administratively terminated by agreement. In March 2006, Congoleum entered into a settlement agreement with Harper Insurance Limited. Under the terms of this settlement, Harper will pay approximately $1.4 million to Congoleum or the Plan Trust once certain conditions are satisfied, including the effectiveness of a plan of reorganization containing the Section 524(g) protection specified in the settlement agreement. The Bankruptcy Court approved this settlement in April 2006. In April 2006, Congoleum entered into a settlement agreement with Travelers Casualty and Surety Company and St. Paul Fire and Marine Insurance Company (collectively, "Travelers"). Under the terms of this settlement, Travelers will pay $25 million in two installments over thirteen months to the Plan Trust once a plan of reorganization with the Section 524(g) protection specified in the settlement agreement goes effective and the Bankruptcy Court approves the transfer of the funds. The FCR sought, and was granted, limited discovery with respect to the Travelers settlement. A hearing to consider the Travelers settlement has been adjourned several times and is now scheduled for April 2007. In April 2006, Congoleum also entered into a settlement agreement with Fireman's Fund Insurance Company. Under the terms of this settlement, Fireman's Fund will pay $1 million to the Plan Trust once a plan of reorganization with the Section 524(g) protection specified in the settlement agreement goes effective and the Bankruptcy Court approves the transfer of the funds. The settlement was approved by the Bankruptcy Court in September 2006. In August 2006, Congoleum entered into a settlement agreement with Century Indemnity Company and its affiliates ("Century"). Under the terms of this settlement, Century will pay $16.95 million to the Plan Trust in four installments over a three-year period commencing 60 days after all conditions to the agreement have been satisfied. The Bankruptcy Court approved this settlement in September 2006. Certain insurance companies appealed the Bankruptcy Court approval order to the District Court. Upon the entry of stipulations with the appellants, the Century appeal was dismissed. It is possible that one or more of the settling insurers may argue temporal, Plan-related, and other conditions to payment have not been satisfied and therefore such insurer is relieved of certain of its settlement obligations. If the Company is unable to confirm a plan of reorganization with Section 524(g) protection, the settlements would terminate.

The terms of any new plan of reorganization are likely to be materially different from the Eleventh Plan, and could be amended or modified as a result of further negotiations with various parties. The Company expects that it will take until some time late in the third quarter of 2007 at the earliest to obtain confirmation of any plan of reorganization.

Under plans prior to the Tenth Plan, Congoleum's assignment of insurance recoveries to the Plan Trust was net of costs incurred by Congoleum in connection with insurance coverage litigation, and Congoleum was entitled to withhold from recoveries, or seek reimbursement from the Plan Trust, for coverage litigation costs incurred after January 1, 2003 and for $1.3 million in claims processing fees paid in connection with claims settled under the Claimant Agreement. A receivable was recorded for these costs as they were paid. Under the Eleventh Plan, Congoleum would have been entitled to reimbursement of only the $1.3 million in claims processing fees and would not have collected the balance of these receivables ($21.8 million at December 31, 2006). The write-off, as well as forgiveness of indebtedness income pursuant to any future plan and any other applicable charges or credits are expected to be recorded at a future date, the net effect of which cannot be determined. Congoleum is unable to predict whether it will be reimbursed for claims processing fees and coverage litigation costs to the extent not already reimbursed.

There were no asbestos related property damage claims asserted against the Company at the time of its bankruptcy filing. The Bankruptcy Court approved an order establishing a bar date of May 3, 2004 for the filing of asbestos property damage claims. The claims agent appointed in the Company's bankruptcy proceeding advised the Company that, as of the bar date, it received 35 timely filed asbestos property damage claims asserting liquidated damages in the amount of approximately $0.8 million plus additional unspecified amounts. The Company objected to certain claims on various grounds, and the Bankruptcy Court ultimately allowed 19 claims valued at $133 thousand. It is anticipated that any plan of reorganization will provide for payment of those claims in full from certain insurance proceeds.

Based on the Eighth Plan, the Company has made provision in its financial statements for the minimum amount of the range of estimates for its contribution to effect its plan to settle asbestos liabilities through a Plan Trust. The Company recorded charges aggregating approximately $51.3 million in prior years, and is not yet able to determine the amount of the additional cost that will be required to complete any future plan of reorganization. Amounts that may be contributed to any Plan Trust and costs for pursuing and implementing any plan of reorganization could be materially higher than currently recorded or previously estimated. Delays in proposing, filing or obtaining approval of a new amended plan of reorganization, or the proposal or solicitation of additional plans by other parties could result in a proceeding that takes longer and is more costly than the Company has previously estimated. The Company may record significant additional charges in connection with its reorganization proceedings.

Pending Asbestos Claims

In 2003, the Company was one of many defendants in approximately 22 thousand pending lawsuits (including workers' compensation cases) involving approximately 106 thousand individuals, alleging personal injury or death from exposure to asbestos or asbestos-containing products. Claims involving approximately 80 thousand individuals were settled pursuant to the Claimant Agreement and litigation related to unsettled or new claims is presently stayed by the Bankruptcy Code. The Company expects unsettled and future claims to be handled in accordance with the terms of a plan of reorganization and a Plan Trust. In December 2005, Congoleum commenced the Avoidance Actions seeking to void the security interest granted to the Collateral Trust and such settlements. In March 2006, Congoleum filed a motion for summary judgment in the Avoidance Actions seeking to avoid the Claimant Agreement settlements and liens under various bankruptcy theories, which motion was denied in June 2006 and the Avoidance Actions remain pending.

Nearly all asbestos-related claims that have been brought against the Company to date allege that various diseases were caused by exposure to asbestos-containing products, including resilient sheet vinyl and tile manufactured by the Company (or, in the workers' compensation cases, exposure to asbestos in the course of employment with the Company). The Company discontinued the manufacture of asbestos-containing sheet products in 1983 and asbestos-containing tile products in 1974. In general, governmental authorities have determined that asbestos-containing in the sheet and tile products are non-friable (i.e., cannot be crumbled by hand pressure) because the asbestos was encapsulated in the products during the manufacturing process. Thus, governmental authorities have concluded that these products do not pose a health risk when they are properly maintained in place or properly removed so that they remain non-friable. The Company has issued warnings not to remove asbestos-containing flooring by sanding or other methods that may cause the product to become friable.

Status of Insurance Coverage

During the period that Congoleum produced asbestos-containing products, until claims for asbestos were excluded under insurance policies, the Company purchased primary and excess insurance policies providing in excess of $1 billion of coverage for general and product liability claims. Through August 2002, substantially all asbestos-related claims and defense costs were paid through primary insurance coverage. In August 2002, the Company received notice that its primary insurance limits had been paid in full. The payment of limits in full by one of the primary insurance companies was based on its contention that limits in successive policies were not cumulative for asbestos claims and that Congoleum was limited to only one policy limit for multiple years of coverage. Certain excess insurance carriers claimed that the non-cumulation provisions of the primary policies were not binding on them and that there remained an additional $13 million in primary insurance limits plus related defense costs before their policies were implicated. There is insurance coverage litigation currently pending in New Jersey state court (the "State Court") between Congoleum and its excess insurance carriers, and the guaranty funds and associations for the State of New Jersey. The litigation was initiated in September 2001, by one of Congoleum's excess insurers (the "Coverage Action"). In April 2003, the New Jersey Supreme Court ruled in another case involving the same non-cumulation provisions as in the Congoleum primary policies (the "Spaulding Case") that the non-cumulation provisions are invalid under New Jersey law and that the primary policies provide coverage for the full amount of their annual limits for all successive policies. Congoleum has reached a settlement agreement (the "Liberty Settlement") with the insurance carrier whose policies contained the non-cumulation provisions, pursuant to which the insurance carrier will pay Congoleum $15.4 million in full satisfaction of the applicable policy limits, of which $14.5 million has been paid to date. Pursuant to the terms of the Security Agreement, the Company is obligated to pay any insurance proceeds it receives under the Liberty Settlement, net of any fees and expenses it may be entitled to deduct, to the Collateral Trust or Plan Trust. Payment of such fees and expenses are subject to Bankruptcy Court order or approval. As of December 31, 2002, the Company had already entered into settlement agreements with asbestos claimants exceeding the amount of this previously disputed primary coverage. Based on these settlements, the Company contended that, even allowing for annual limits of all primary policies, primary coverage was exhausted and the excess policies triggered. The excess carriers have objected to the reasonableness of several of these settlements, and Congoleum believes that they will continue to dispute the reasonableness of the settlements and contend that their policies still are not implicated and will dispute their coverage for that and other various reasons in ongoing coverage litigation.

The excess insurance carriers have objected to the global settlement of the asbestos claims currently pending against Congoleum as contemplated by the Claimant Agreement on the grounds that, among other things, the negotiations leading to the settlement and the Claimant Agreement violate provisions in their insurance policies, including but not limited to the carriers' right to associate in the defense of the asbestos cases, the duty of Congoleum to cooperate with the carriers and the right of the carriers to consent to any settlement. The excess insurance carriers also contend the settlement terms in the Claimant Agreement are not fair or reasonable and/or that the Claimant Agreement was not negotiated at arm's length or in good faith. Additionally, certain insurers have argued that Congoleum's entering into the Claimant Agreement voids the insurance for the underlying claims in their entirety. Certain insurers also have claimed that the Claimant Agreement voids their entire policy obligations. Congoleum has disputed the allegations and contentions of the excess insurance carriers. In November 2003, the Court denied a motion for summary judgment by the excess insurance carriers that the Claimant Agreement was not fair, reasonable or in good faith, ruling that material facts concerning these issues were in dispute. In April 2004, the State Court denied motions for summary judgment by the excess carriers that the Claimant Agreement was not binding on them because Congoleum had breached the consent and cooperation clauses of their insurance policies by, among other things, entering into the Claimant Agreement without their consent. Congoleum has argued, among other things, that it was entitled to enter into the Claimant Agreement and/or the Claimant Agreement was binding on the excess insurance carriers because they were in breach of their policies and/or had denied coverage and/or had created a conflict with Congoleum by reserving rights to deny coverage and/or the Claimant Agreement was fair, reasonable and in good faith and/or there was and is no prejudice to the excess insurance carriers from the Claimant Agreement and/or the excess insurance carriers had breached their duties of good faith and fair dealing.

In August 2004, the State Court entered a case management order that divided the trial into three phases. A new judge was assigned to the case in February 2005 and the schedule was modified as a result.

In February 2005, the State Court ruled on a series of summary judgment motions filed by various insurers. The State Court denied a motion for summary judgment filed by certain insurers, holding that there were disputed issues of fact regarding whether the Claimant Agreement and other settlement agreements between Congoleum and the claimants had released Congoleum and the insurers from any liability for the asbestos bodily injury claims of the claimants who signed the Claimant Agreement and the other settlement agreements.

The State Court also denied another motion for summary judgment filed by various insurers who argued that they did not have to cover the liability arising from the Claimant Agreement because they had not consented to it.

The State Court granted summary judgment regarding Congoleum's bad faith claims against excess insurers (other than first-layer excess insurers), holding that the refusal of these excess insurers to cover the Claimant Agreement was at least fairly debatable and therefore not in bad faith.

In March 2005, the Company filed a motion in the Bankruptcy Court asking the Bankruptcy Court to vacate its prior order lifting the automatic stay in bankruptcy to permit the Coverage Action to proceed. The Company requested that the Coverage Action proceedings be stayed until the Company has completed its plan confirmation process in the Bankruptcy Court. A hearing on the Company's motion was held in April 2005 and the motion was denied.

The first phase of the trial began in August 2005. Three months into the trial, in October 2005, a federal appeals court ruled that the law firm of Gilbert Heintz & Randolph ("GHR"), which had been acting as the Company's insurance co-counsel in the Coverage Action, had other representations which were in conflict with its representation of Congoleum. As a result of this ruling, with Bankruptcy Court approval, Congoleum retained the firm of Covington & Burling to represent it as co-counsel with Dughi & Hewit in the insurance coverage litigation and insurance settlement matters previously handled by GHR.

In the middle of Congoleum presenting its case, in or about mid-November 2005; and in early December 2005, certain insurers filed motions for summary judgment on the grounds, inter alia, that the decision of the United States Court of Appeals for the Third Circuit reversing the Bankruptcy Court's order approving the retention of the Gilbert Heinz & Randolph firm in In re Congoleum, 426 F.3d 675 (3d Cir. 2005), and/or Congoleum's filing of the Avoidance Actions in the Bankruptcy Court, entitled them to judgment as a matter of law on the Phase 1 issues. Congoleum opposed the motions. The motions were argued in January 2006, and in March 2006 the State Court denied the motions for summary judgment.

Congoleum completed the presentation of its case in April 2006. Certain insurers moved for a directed verdict in their favor during the first week of May 2006. Hearings of arguments on the directed verdict motion took place in June 2006. In July 2006 the State Court denied the motion for a directed verdict. The trial resumed in September 2006. Defendant insurers presented their case, for the most part, through documents and deposition designations. Post trial briefs were submitted by the parties in November 2006. The parties have completed Phase 1 – all evidence has been submitted to the court and the parties have also filed all post trial briefs. The court has not decided Phase 1, and the parties await the court's decision.

Phase 1 is limited to deciding whether the insurers are obligated to provide coverage under the policies at issue in this litigation for the asbestos claims settled under the terms of the global Claimant Agreement.

Some insurers contend that, if there is a ruling in Phase 1 that there is no coverage for the claims submitted by asbestos claimants and settled under the Claimant Agreement, and/or depending on the factual and legal basis for such ruling, then the insurers will also not owe coverage for any claims of such Claimant Agreement claimants even if Congoleum and such claimants agreed to amend the Claimant Agreement and/or to settle their claims under other claims payment standards, including bankruptcy Trust Distribution Procedures (TDPs). The Company believes, however, that even if the insurers were to succeed in the first phase of the Coverage Action, such result would not prohibit individual claimants and Congoleum from negotiating new and/or different settlements, and / or amending the Claimant Agreement, and then seeking payment from its insurers for such settlements. In addition, the Company does not believe that it would be deprived of coverage-in-place insurance for non-settled asbestos claims. However, there can be no assurances of the outcome of these matters or their potential effect on the Company's ability to obtain approval of a plan of reorganization. Congoleum intends to contest any attempt by the insurers to enlarge or expand upon a Phase 1 ruling that is adverse to Congoleum. However, there can be no assurances of the outcome of these matters.

The second phase of the trial will address all coverage issues, including but not limited to whether certain trial listed settlements were fair, reasonable and negotiated in good faith and covered by insurance as well as trigger and allocation of asbestos losses to insurance policies. Any additional discovery, and scheduling of pre-trial motions and trial dates for the Phase 2 will be addressed by the court after the Phase 1 trial decision.

The third and final phase of the trial will address bad faith punitive damages, if appropriate.

Given the actions of its excess insurance carriers, the Company believes it likely that it would currently have to fund any asbestos-related expenses for defense expense and indemnity itself. However, litigation by asbestos claimants against the Company is stayed pursuant to the Company's bankruptcy proceedings, and should the Company obtain a channeling injunction in a plan of reorganization, the Company would not anticipate its future expenditures for defense and indemnity of asbestos-related claims, other than expenditures pursuant to a plan of reorganization, will be significant.

Accounting for Asbestos-Related Claims

Under the terms of the Claimant Agreement, the Company's claims processing agent processed 79,630 claims meeting the requirements of the Claimant Agreement with a settlement value in excess of $466 million. In addition, Pre-Existing Settlement Agreements and Trial-Listed Settlement Agreements with claims secured by the Collateral Trust total approximately $25 million. As a result of tabulating ballots on its Fourth Plan, the Company is also aware of claims by claimants whose claims were not determined under the Claimant Agreement but who have submitted claims with a value of approximately $512 million based on the settlement values applicable in the Sixth Plan.

The Company's gross liability of in excess of $491 million for these settlements and contingent liability for the additional approximately $512 million in unsettled claims is substantially in excess of the total assets of the Company. The Company believes that it does not have the necessary financial resources to litigate and/or fund judgments and/or settlements of the asbestos claims in the ordinary course of business. Therefore, the Company believes the most meaningful measure of its probable loss due to asbestos litigation is the amount it will have to contribute to a Plan Trust plus the costs to effect its reorganization under Chapter 11. Congoleum cannot presently determine the amount of fees, expenses, and trust contributions it may incur in connection with obtaining confirmation of its plan of reorganization. Required expenditures could be materially higher than amounts recorded in the financial statements or previous estimates.

In February 2006, the Bankruptcy Court ordered GHR to disgorge all fees and certain expenses it was paid by Congoleum. The amount of the disgorgement is approximately $9.6 million. In October 2006, Congoleum and GHR entered into a settlement agreement (the "GHR Settlement") under which GHR would pay Congoleum approximately $9.2 million in full satisfaction of the disgorgement order. The payment would be secured by assets of GHR and would be made over time according to a formula based on GHR's earnings. Congoleum has filed a motion seeking Bankruptcy Court approval of the GHR Settlement which is pending. Treatment of funds received pursuant to the GHR Settlement under a future amended plan of reorganization may differ from the treatment accorded by any prior plans.

The Company recorded charges aggregating approximately $51.3 million in prior years, and is not yet able to determine the amount of the additional cost that will be required to complete its reorganization. Additional charges may be required in the future should the minimum estimated cost increase. The maximum amount of the range of possible asbestos-related losses is limited to the going concern or liquidation value of the Company, an amount which the Company believes is substantially less than the minimum gross liability for the known claims against it.

The Company has not attempted to make an estimate of its probable insurance recoveries for financial statement purposes given the accounting for its estimate of future asbestos-related costs. Substantially all future insurance recoveries will be assigned to the Collateral Trust or a Plan Trust.

Amounts Recorded in Financial Statements

The table below provides an analysis of changes in the Company's asbestos reserves and related receivables from December 31, 2005 to December 31, 2006:

(in thousands)	Balance at 12/31/2005	Additions (Deletions)	Spending Against Reserve	Recoveries From Insurance	**Balance at 12/31/2006**
Reserves					
Current	$ 19,469	$ --	$ (11,669)	$ --	**$ 7,800**
Long-Term	--	--	--	--	--
Receivables					
Current	(14,793)	--	(10,704)	3,684	**(21,813)**
Long-Term	--	--	--	--	--
Net Asbestos Liability (Asset)	$ 4,676	$ --	$ (22,373)	$ 3,684	**$ (14,013)**
Restricted Cash					
Insurance Proceeds	$ 8,901	$ 932	$ --	$ (3,684)	**$ 6,149**

The table below provides an analysis of changes in the Company's asbestos reserves and insurance receivables from December 31, 2004 to December 31, 2005:

(in thousands)	Balance at 12/31/2004	Reclassifications	Additions (Deletions)	Spending Against Reserve	Recoveries From Insurance	Balance at 12/31/2005
Reserves						
Current	$ 6,550	$ 2,738	$ 22,964	$(12,783)	$ --	$ 19,469
Long-Term	2,738	(2,738)	--	--	--	--
Receivables						
Current	(1,509)	(7,300)	2,362	(14,437)	6,091	(14,793)
Long-Term	(7,300)	7,300	--	--	--	--
Net Asbestos Liability	$ 479	$ --	$ 25,326	$(27,220)	$ 6,091	$ 4,676
Restricted Cash						
Insurance Proceeds	$ 14,530	$ --	$ 462	$ (6,091)	$ --	$ 8,901

18. Stock Option Plans:

Under the Company's 1995 Stock Option Plan, as amended (the "1995 Plan"), options to purchase up to 800,000 shares of the Company's Class A common stock may be issued to officers and key employees. Such options may be either incentive stock options or nonqualified stock options, and the options' exercise price must be at least equal to the fair value of the Company's Class A common stock on the date of grant. All options granted under the 1995 Plan have ten-year terms and vest over five years at the rate of 20% per year beginning on the first anniversary of the date of grant.

On July 1, 1999, the Company established its 1999 Stock Option Plan for Non-Employee Directors, as amended (the "1999 Plan"), under which non-employee directors may be granted options to purchase up to 50,000 shares of the Company's Class A common stock. Options granted under the 1999 Plan have ten-year terms and vest six months from the grant date.

In December 2001, the Company offered its eligible option holders an exchange of all options then outstanding and granted to them under the 1995 Plan or the 1999 Plan for new stock options to be granted under those plans not earlier than six months and one day after the date the Company canceled any options tendered to and accepted by it pursuant to the offer to exchange. On January 4, 2002, the Company accepted and canceled 667,500 options that had been previously granted under the 1995 Plan and 9,500 options that had been previously granted under the 1999 Plan that were tendered to and accepted by the Company pursuant to the offer to exchange.

On July 11, 2002, the Company issued 665,500 options under the 1995 Plan and 9,500 options under the 1999 Plan at an exercise price of $2.05 per share pursuant to the exchange. The new options granted under the 1995 Plan will generally vest annually in equal installments over a five-year period beginning on the first anniversary of the date of grant, and the new options granted under the 1999 Plan will generally vest fully six months from the date of grant.

On May 10, 2004, the Company issued 38,500 options under the 1995 Plan at an exercise price of $1.94 per share. The new options granted under the 1995 Plan will generally vest annually in equal installments over a five-year period beginning on the first anniversary of the date of the grant.

On March 10, 2005, the Company issued 5,000 options under the 1995 Plan at an exercise price of $5.74 per share. The new options granted under the 1995 Plan will generally vest annually in equal installments over a five-year period beginning on the first anniversary of the date of the grant.

On July 1, 2004, the Company issued 2,500 options under the 1999 Plan at an exercise price of $2.60 per share. The new options granted under the 1999 Plan will generally vest fully six months from the date of grant.

On July 1, 2005, the Company issued 2,500 options under the 1999 Plan at an exercise price of $3.91 per share. The new options granted under the 1999 Plan will generally vest fully six months from the date of grant.

On December 16, 2005, the Company issued 2,000 options under the 1999 Plan at an exercise price of $4.42 per share. The new options granted under the 1999 Plan will generally vest fully six months from the date of grant.

On July 1, 2006, the Company issued 2,500 options under the 1999 Plan at an exercise price of $2.11 per share. The new options granted under the 1999 Plan will generally vest fully six months from the date of grant.

A summary of the Company's 1995 Plan activity, and related information, is as follows:

December 31, 2006:

	Shares	**Weighted average exercise price**
Options outstanding beginning of year	**670,500**	**$ 2.03**
Options granted	**--**	**--**
Options exercised	**(600)**	**(0.36)**
Options forfeited	**(32,900)**	**(2.08)**
Options outstanding end of year	**637,000**	**$ 2.03**
Exercisable at end of year	**488,200**	**$ 2.03**
Weighted average remaining contractual life	**5.70 years**	
Stock options available for future issuance	**148,800**	

December 31, 2005:

	Shares	Weighted average exercise price
Options outstanding beginning of year	686,500	$ 1.99
Options granted	5,000	5.74
Options exercised	(11,200)	1.81
Options forfeited	(9,800)	1.14
Options outstanding end of year	670,500	$ 2.03
Exercisable at end of year	383,600	$ 2.03
Weighted average remaining contractual life	6.65 years	
Stock options available for future issuance	114,400	

December 31, 2004:

	Shares	Weighted average exercise price
Options outstanding beginning of year	652,500	$ 1.99
Options granted	38,500	1.94
Options exercised	(400)	2.05
Options forfeited	(4,100)	2.05
Options outstanding end of year	686,500	$ 1.99
Exercisable at end of year	255,600	$ 2.04
Weighted average remaining contractual life	7.63 years	
Stock options available for future issuance	111,100	

A summary of the 1999 Plan activity, and related information, is as follows:

December 31, 2006:

	Shares	**Weighted average exercise price**
Options outstanding beginning of year	**21,500**	**$ 2.40**
Options granted	**2,500**	**2.11**
Options exercised	**--**	**--**
Options forfeited	**--**	**--**
Options outstanding end of year	**24,000**	**$ 2.37**
Exercisable at end of year	**21,500**	**$ 2.37**
Weighted average remaining contractual life	**6.65 years**	
Stock options available for future issuance	**26,000**	

December 31, 2005:	Shares	Weighted average exercise price
Options outstanding beginning of year	17,000	$ 1.94
Options granted	4,500	4.14
Options exercised	--	--
Options forfeited	--	--
Options outstanding end of year	21,500	$ 2.40
Exercisable at end of year	17,000	$ 1.94
Weighted average remaining contractual life	6.68 years	
Stock options available for future issuance	28,500	

December 31, 2004:	Shares	Weighted average exercise price
Options outstanding beginning of year	15,500	$ 2.17
Options granted	2,500	2.60
Options exercised	--	--
Options forfeited	(1,000)	7.19
Options outstanding end of year	17,000	$ 1.94
Exercisable at end of year	14,500	$ 1.83
Weighted average remaining contractual life	7.96 years	
Stock options available for future issuance	33,000	

Stock option information related to non-vested shares for the Congoleum Stock Option Plans for the year ended December 31, 2006, was as follows:

1995 Plan:	**Number of Shares**	**Weighted Average Grant-Date Fair Value**
Non-vested stock options at January 1, 2006	**288,400**	**$ 1.58**
Granted	**--**	**--**
Forfeited	**(3,600)**	**1.50**
Vested	**(136,000)**	**1.62**
Non-vested stock options at December 31, 2006	**148,800**	**$ 1.55**

1999 Plan:	**Number of Shares**	**Weighted Average Grant-Date Fair Value**
Non-vested stock options at January 1, 2006	**4,500**	**$ 2.92**
Granted	**2,500**	**1.68**
Forfeited	**--**	**--**
Vested	**(4,500)**	**2.92**
Non-vested stock options at December 31, 2006	**2,500**	**$ 1.68**

The intrinsic value of stock options exercised during 2006 and stock options outstanding and exercisable at December 31, 2006, under the Congoleum Stock Option Plans were as follows:

(in thousands)	Intrinsic Value
Exercised during 2006	$ 1
Outstanding at December 31, 2006	30
Exercisable at December 31, 2006	19

Upon exercise of stock options, Congoleum shares are issued from treasury stock for each option exercised.

19. Stockholders' Equity:

Holders of shares of the Company's Class B common stock are entitled to two votes per share on all matters submitted to a vote of stockholders other than certain extraordinary matters. The holders of shares of the Company's Class A common stock are entitled to one vote per share on all matters submitted to a vote of stockholders.

In November 1998, the Board of Directors authorized the Company to repurchase an additional $5.0 million of the Company's common stock (Class A and Class B shares) through the open market or through privately negotiated transactions, bringing the total authorized common share repurchases to $15.0 million. Under the plan, Congoleum has repurchased shares of its common stock at an aggregate cost of $14.0 million through December 31, 2006. No shares were repurchased during 2006 or 2005. Shares of Class B stock repurchased (totaling 741,055 shares) have been retired. As of December 31, 2006, ABI owned 69.4% of the voting interest of the Company.

20. Fair Value of Financial Instruments:

The Company's cash and cash equivalents, short-term investments, accounts receivable, accounts payable and long-term debt are financial instruments. With the exception of the Company's long-term debt, the carrying value of these financial instruments approximates their fair value at December 31, 2006 and 2005. The Company's long-term debt had a book value of $99.9 million and, based on bid prices published by the high yield research group of a major investment bank, a fair market value of $91.0 million at December 31, 2006. The Company's long-term debt had a book value of $99.9 million and a fair market value of $63.5 million at December 31, 2005.

The fair value of the Company's long-term debt is determined based on bid prices published by the high yield research group of a major investment bank. The fair value of the Company's other financial instruments is determined based on discounted cash flows. Due to the short period over which the cash flows are expected to be realized, the carrying value of the financial instruments approximates the net present value of cash flows and changes in interest rate assumptions would not have a material effect on the calculation.

21. Quarterly Financial Data (Unaudited):

The following table summarizes unaudited quarterly financial information (in thousands):

	Year ended December 31, 2006			
	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter[1]**
Net sales	**$57,237**	**$58,743**	**$57,460**	**$46,034**
Gross profit	**13,277**	**13,604**	**12,898**	**10,673**
Net income (loss)	**210**	**627**	**(424)**	**266**
Net income (loss) per common share:				
Basic	**$ 0.03**	**$ 0.08**	**$ (0.05)**	**$ 0.02**
Diluted	**0.03**	**0.08**	**(0.05)**	**0.02**

	Year ended December 31, 2005			
	First Quarter	Second Quarter[2]	Third Quarter	Fourth Quarter[3]
Net sales	$57,630	$58,108	$ 60,507	$61,381
Gross profit	13,661	13,770	13,237	13,224
Net income (loss)	(352)	(14,598)	325	(6,950)
Net income (loss) per common share:				
Basic	$ (0.04)	$ (1.77)	$ 0.04	$ (0.84)
Diluted	(0.04)	(1.77)	0.04	(0.84)

(1) Includes $1.3 million of insurance recoveries in excess of book value of assets.

(2) The second quarter of 2005 includes $15.5 million or $1.87 per share for the effect of the asbestos-related charges described in Notes 1 and 17.

(3) The fourth quarter of 2005 includes $9.9 million or $1.19 per share for the effect of the asbestos-related charges described in Notes 1 and 17.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Congoleum Corporation

We have audited the accompanying consolidated balance sheets of Congoleum Corporation (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Congoleum Corporation at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

The accompanying financial statements have been prepared assuming that Congoleum Corporation will continue as a going concern. As more fully described in Note 1, "Basis of Presentation", to the consolidated financial statements, the Company has been and continues to be named in a significant number of lawsuits stemming primarily from the Company's manufacture of asbestos-containing products. The Company has recorded significant charges to earnings to reflect its estimate of costs associated with this litigation. On December 31, 2003, Congoleum filed a voluntary petition with the United States Bankruptcy court for the District of New Jersey (Case No. 03-51524) seeking relief under Chapter 11 of the United States Bankruptcy Code, as a means to resolve claims asserted against it related to the use of asbestos in its products decades ago. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1 to the consolidated financial statements. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

As discussed in Note 2 to the consolidated financial statements, in 2006 the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(Revised 2004), "Share-Based Payment" and SFAS No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans-An amendment to FASB Statement Nos. 87, 88, 106 and 132(R)."

Ernst + Young LLP

Boston, Massachusetts
March 21, 2007

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

Item 9A. CONTROLS AND PROCEDURES

(a) *Evaluation of Disclosure Controls and Procedures.* The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of the end of the period covered by this annual report (the "Evaluation Date"). Based on this evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Company required to be included in the Company's reports filed or submitted under the Exchange Act.

(b) *Changes in Internal Control Over Financial Reporting.* There have not been any significant changes in the Company's internal control over financial reporting during the last quarter covered by this annual report that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information called for by this Item is hereby incorporated by reference to the Registrant's definitive Proxy Statement for its Annual Meeting of Stockholders to be held on May 8, 2007.

Item 11. EXECUTIVE COMPENSATION

The information called for by this Item is hereby incorporated by reference to the Registrant's definitive Proxy Statement for its Annual Meeting of Stockholders to be held on May 8, 2007.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information called for by this Item (except the Equity Compensation Plan Information called for by Item 201(d) of Regulation S-K which is included in Item 5 hereof) is hereby incorporated by reference to the Registrant's definitive Proxy Statement for its Annual Meeting of Stockholders to be held on May 8, 2007.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information called for by this Item is hereby incorporated by reference to the Registrant's definitive Proxy Statement for its Annual Meeting of Stockholders to be held on May 8, 2007

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information called for by this Item is hereby incorporated by reference to the Registrant's definitive Proxy Statement for its Annual Meeting of Stockholders to be held on May 8, 2007.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibits and Financial Statement Schedules to the Form 10-K have been included only with the Form 10-K filed with the SEC. A copy of the Form 10-K, including a list of Exhibits and Financial Statement Schedules, is available free of charge upon written request to: Mr. Howard N. Feist III, Congoleum Corporation, 3500 Quakerbridge Road, Mercerville, NJ 08619

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directors and officers

BOARD OF DIRECTORS

Roger S. Marcus
Chairman of the Board, President and Chief Executive Officer of Congoleum Corporation and Chairman of the Board and Chief Executive Officer of American Biltrite Inc.

Jeffrey H. Coats
Chief Executive Officer
President & Director
Mikronite Technologies Group, Inc.

Mark N. Kaplan
Of Counsel, Skadden, Arps, Slate, Meagher & Flom LLP (Attorneys)

Richard G. Marcus
Vice Chairman of Congoleum Corporation and President and Chief Operating Officer of American Biltrite Inc.

William M. Marcus
Executive Vice President and Treasurer of American Biltrite Inc.

Mark S. Newman
Chairman of the Board, President & Chief Executive Officer of DRS Technologies, Inc.

Adam H. Slutsky
Chief Executive Officer
Mimeo.com

C. Barnwell Straut
Managing Director of Hillside Capital Incorporated

CORPORATE OFFICERS

Roger S. Marcus
Chairman of the Board, President and Chief Executive Officer

Richard G. Marcus
Vice Chairman

Howard N. Feist III
Chief Financial Officer and Secretary

Dennis P. Jarosz
Senior Vice President – Sales & Marketing

Sidharth Nayar
Senior Vice President - Finance

John L. Russ III
Senior Vice President - Operations

Thomas A. Sciortino
Senior Vice President - Administration

corporate information

CORPORATE HEADQUARTERS

Congoleum Corporation
3500 Quakerbridge Road
P.O. Box 3127
Mercerville, NJ 08619-0127
(609) 584-3000
www.congoleum.com

GENERAL COUNSEL

Pillsbury Winthrop LLP
1540 Broadway
New York, NY 10036

INDEPENDENT AUDITORS

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

REGISTRAR AND TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
(908) 497-2300

MARKET INFORMATION

The Company's Class A common stock is listed on the American Stock Exchange. The following table reflects the high and low prices (rounded to the nearest one-hundredth) based on American Stock Exchange trading over the past two years.

2006	HIGH	LOW
First Quarter	$ 3.08	1.47
Second Quarter	2.36	1.94
Third Quarter	2.25	1.87
Fourth Quarter	2.24	1.49

2005	HIGH	LOW
First Quarter	$ 6.49	$ 5.15
Second Quarter	5.59	3.03
Third Quarter	5.10	3.71
Fourth Quarter	5.45	2.30

The number of registered and beneficial holders of the Company's Class A common stock on March 9, 2007 was approximately 1000.

ANNUAL MEETING

The 2007 Annual Meeting of the Stockholders of Congoleum Corporation will be held on Tuesday, May 8, 2007 at Bank of America, America Room, 2nd Floor, 100 Federal Street, Boston, Massachusetts at 1:30 p.m. local time.

STOCKHOLDER INFORMATION

The Company will supply any owner of common stock, upon written request to Mr. Howard N. Feist III of the Company at the address set forth herein, and without charge, a copy of the Annual Report on Form 10-K for the year ended December 31, 2006, which has been filed with the Securities and Exchange Commission.









END

Congoleum®

3500 QUAKERBRIDGE ROAD, MERCERVILLE, NEW JERSEY 08619 • WWW.CONGOLEUM.COM